Exhibit 99.2

Brookfield

2023 MANAGEMENT INFORMATION CIRCULAR

Brookfield Asset Management Ltd.

ANNUAL & SPECIAL MEETING – JUNE 9, 2023

NOTICE OF ANNUAL AND SPECIAL MEETING OF

SHAREHOLDERS AND AVAILABILITY OF INVESTOR

MATERIALS

An Annual and Special Meeting of Shareholders of Brookfield Asset Management Ltd. (the “Corporation”) will be held on Friday, June 9, 2023 at 2:00 p.m. Toronto time in a virtual meeting format via live audio webcast at: https:// web.lumiagm.com/400134826, to:

1.	receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2022, including the external auditor’s report thereon;

2.	elect directors who will serve until the next annual meeting of shareholders;

3.	appoint the external auditor who will serve until the next annual meeting of shareholders and authorize the directors to set its remuneration; and

4.

consider, and if thought advisable, pass a resolution authorizing an amendment to the Corporation’s current Escrowed Stock Plan, as described in our Management Information Circular dated April 28, 2023 (the “Circular”).

We will consider any other business that may properly come before the meeting.

This year’s meeting will be held in a virtual meeting format only. Shareholders will be able to listen to, participate in and vote at the meeting in real time through a web-based platform instead of attending the meeting in person. You can attend and vote at the virtual meeting by joining the live audio webcast at: https://web.lumiagm.com/400134826, entering your control number and password “brookfield2023” (case sensitive). See “Q&A on Voting” in the Circular for more information on how to listen, register for and vote at the meeting.

You have the right to vote at the meeting by online ballot through the live audio webcast platform if you were a Corporation shareholder at the close of business on April 20, 2023. Before casting your vote, we encourage you to review the meeting’s business in the section “Business of the Meeting” of the Circular.

We are posting electronic versions of the Circular and our 2022 Annual Report (collectively, the “investor materials”) on our website for shareholder review – a process known as “Notice and Access.” Electronic copies of the investor materials may be accessed at https://bam.brookfield.com under “Notice and Access 2023” and at www.sedar.com and www.sec.gov/edgar.

Under Notice and Access, if you would like paper copies of any investor materials, please contact us at 1-866-989-0311 or bam.enquiries@brookfield.com and we will mail materials free of charge within three business days of your request, provided the request is made before the date of the meeting or any adjournment thereof. In order to receive investor materials in advance of the deadline to submit your vote, we recommend that you contact us before 5:00 p.m. Toronto time on May 24, 2023. All shareholders who have signed up for electronic delivery of the investor materials will continue to receive them by email.

Instructions on Voting at the Virtual Meeting

Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting and vote in real time, provided they are connected to the internet and follow the instructions in the Circular. See “Q&A on Voting” in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the meeting.

If you wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including if you are a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) you must carefully follow the instructions in the Circular and on the form of proxy or voting instruction form. See “Q&A on Voting” in the Circular. These instructions include the additional step of registering your proxyholder with our transfer agent,

TSX Trust Company, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a control number to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

Information for Registered Holders

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the meeting online will be able to vote by completing a ballot online during the meeting through the live webcast platform.

If you are not attending the virtual meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. Toronto time on Wednesday, June 7, 2023. You can cast your proxy vote in the following ways:

•	On the Internet at www.meeting-vote.com;
•	Fax your signed proxy to (416) 595-9593;
•	Mail your signed proxy using the business reply envelope accompanying your proxy;
•	Scan and send your signed proxy to proxyvote@tmx.com; or
•	Call by telephone at 1-888-489-5760.

Information for Non-Registered Holders

Non-registered shareholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote, but not attend the meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

If you wish to appoint a proxyholder, you must complete the additional step of registering the proxyholder by calling our transfer agent, TSX Trust Company at 1-866-751-6315 (within North America) or (647) 252-9650 (outside of North America) or online at https://www.tsxtrust.com/control-number-request by no later than 5:00 p.m. Toronto time on Wednesday, June 7, 2023.

By Order of the Board

Justin B. Beber

Chief Administrative Officer

and General Counsel

April 28, 2023

LETTER TO SHAREHOLDERS

To our shareholders,

On behalf of your Board of Directors, we are pleased to invite you to attend the 2023 annual and special meeting of Brookfield Asset Management Ltd. This year’s annual and special meeting will occur at 2:00 p.m. on Friday, June 9, 2023, Toronto time. You can read about the business of the meeting beginning on page nine of the accompanying Management Information Circular. This Circular also provides important information on voting your shares at the meeting, our 12 director nominees, our corporate governance practices, and director and executive compensation. Additional details on how to access our live audio webcast and participate in our annual and special meeting can be found in the “Q&A on Voting” section of the Circular.

2022 Highlights

In 2022, Brookfield Corporation completed the distribution and public listing of 25% of its asset management business, through Brookfield Asset Management Ltd. (NYSE/TSX: BAM), giving investors direct access to the asset management business on a pure-play basis for the first time, creating a simpler security that is more easily understood and better appreciated in the market.

Last year, the asset management business raised a record $93 billion of capital across all our strategies. This contributed to an increase in total assets under management to approximately $800 billion and fee-bearing capital to $418 billion — representing annual increases of 15% for both metrics.

This growth in fee-bearing capital enabled us to grow distributable earnings for the year by 11% to $2.1 billion, or $1.28 per share and fee-related earnings by 26% to $2.1 billion, or $1.29 per share, excluding performance fees.

During the year, we deployed approximately $73 billion of capital across our operations and monetized $34 billion of investments. We ended the year with over $87 billion of uncalled fund commitments, which can be put to work in finding strategic, risk-adjusted investment opportunities as valuations become more attractive.

Some of the more notable transactions included: (i) the acquisition of 25% of Deutsche Telekom, a €17.5 billion German telecom tower portfolio; (ii) a 50/50 partnership with Intel for their $30 billion semiconductor facility in Arizona; (iii) an $8 billion strategic partnership between our Renewable Power and Transition group and Cameco to acquire Westinghouse Electric.

We continue to make excellent progress across our growth strategies. We held a final close for our inaugural global transition fund in our Renewable Power and Transition group, which reached $15 billion, making it the largest inaugural fundraise in history. By the end of the year, our fifth flagship infrastructure fund had raised $22 billion, with a final close expected later this year. We also held closes for our sixth private equity fund, which has raised $9 billion to date.

We create shareholder value by increasing fee-bearing capital, which increases our fee-related earnings. We are well-positioned to continue growing our fee-bearing capital for three main reasons: (i) alternative assets under management are increasing globally and large institutional investors are allocating more capital with the largest managers; (ii) our businesses are poised to benefit from large secular tailwinds of decarbonization, deglobalization and digitalization and; (iii) we have a long track record of delivering superior investment returns for our clients.

Board Developments

Following completion of the distribution and public listing of 25% of Brookfield Corporation’s asset management business through Brookfield Asset Management Ltd., we have achieved our director independence target of a majority independent no later than the annual meeting following our first full fiscal year after the public listing of Brookfield Asset Management Ltd.

The Board is committed to developing and promoting diversity, including ethnic and gender diversity. To that end, the Board has adopted a gender diversity target in support of ensuring that at least 30% of the entire Board are women. We are focused on ensuring that we have diversity of skills and experience among our directors that aligns with our strategic priorities across different markets.

Shareholder Meeting

Please take time to read our Management Information Circular and determine how you will vote your shares. Your participation in our annual and special meeting is important to us and we encourage your engagement in this important process.

On behalf of the Board, I express our appreciation for your continued faith in us. We look forward to having you join us on June 9th.

Yours truly,

Mark Carney

Chair

April 2023

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

PART ONE	VOTING INFORMATION	1

	Who Can Vote	1

	Notice and Access	1

	Q & A on Voting	2

	Principal Holders of Voting Shares	7

PART TWO	BUSINESS OF THE MEETING	9

	1. Receiving the Consolidated Financial Statements	9

	2. Election of Directors	9

	Majority Voting Policy	10

	Cumulative Voting for Directors	10

	Voting by Proxy	10

	Director Nominees	10

	Summary of 2023 Nominees for Director	17

	Director Attendance	19

	3. Appointment of External Auditor	19

	Principal Accounting Firm Fees	19

PART THREE	STATEMENT OF CORPORATE GOVERNANCE PRACTICES	22

	Governance	22

	Board of Directors	22

	Committees of the Board	26

	Board, Committee and Director Evaluation	28

	Board and Management Responsibilities	28

	Strategic Planning	29

	Risk Management Oversight	30

	Environmental, Social and Governance Management	31

	Communication and Disclosure Policies	35

	Code of Business Conduct and Ethics	36

PART FOUR	DIRECTOR COMPENSATION AND EQUITY OWNERSHIP	37

	Director Compensation	37

	Equity Ownership of Directors	40

PART FIVE	COMPENSATION DISCUSSION AND ANALYSIS	41

	Compensation Discussion and Analysis Overview	41

	Overview of the Business in 2022	43

	Distribution and Listing of Brookfield Corporation’s Asset Management Business	44

	Governance, Nominating and Compensation Committee Governance	45

	Compensation Approach	47

	Key Elements of Compensation	48

	Key Policies and Practices	52

	2022 Compensation Decisions	55

	Chief Executive Officer Ownership Interests in the Corporation	57

	Compensation of Named Executive Officers	57

PART SIX	OTHER INFORMATION	65

	Indebtedness of Directors, Officers and Employees	65

	Audit Committee	65

	Normal Course Issuer Bid	65

	Cautionary Statement Regarding the Use of Non-GAAP Measures	65

	Availability of Disclosure Documents	66

	Shareholder Proposals	66

	Other Business	66

	Directors’ Approval	66

APPENDIX A	CHARTER OF THE BOARD	A-1

PART ONE – VOTING INFORMATION

This Management Information Circular (“Circular”) is provided in connection with the solicitation by management of Brookfield Asset Management Ltd. (the “Corporation,” “we,” or “our” and any reference to “Brookfield” shall include the Corporation and Brookfield Corporation, collectively) of proxies for the Annual and Special Meeting of Shareholders of the Corporation (the “meeting”) referred to in the Corporation’s Notice of Annual and Special Meeting of Shareholders and Availability of Investor Materials dated April 28, 2023 (the “Notice”) to be held in a virtual meeting format only on Friday, June 9, 2023 at 2:00 p.m. Toronto time. The meeting will be broadcast live by audio webcast. See “Q&A on Voting” on page 2 of this Circular for further information.

This solicitation will be made primarily by sending proxy materials to shareholders by mail and email, and in relation to the delivery of this Circular, by posting this Circular on our website at https://bam.brookfield.com under “Notice and Access 2023,” on our System for Electronic Document Analysis and Retrieval (“SEDAR”) profile at www.sedar.com and on our Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) profile at www.sec.gov/edgar pursuant to Notice and Access. See “Notice and Access” below for further information. Proxies may also be solicited personally or by telephone by regular employees of the Corporation at nominal cost. The cost of solicitation will be borne by the Corporation.

The information in this Circular is given as at April 20, 2023, unless otherwise indicated. As the Corporation operates in U.S. dollars and reports its financial results in U.S. dollars, all financial information in this Circular is denominated in U.S. dollars, unless otherwise indicated. All references to £ are to British pound sterling and all references to C$ are to Canadian dollars. For comparability, all Canadian dollar amounts in this Circular have been converted to U.S. dollars at the average exchange rate for 2022 as reported by Bloomberg L.P. (“Bloomberg”) of C$1.00 = US$0.7688, unless otherwise indicated.

Who Can Vote

As at April 20, 2023, the Corporation had 412,428,007 Class A Limited Voting Shares (“Class A Shares”) and 21,280 Class B Limited Voting Shares (“Class B Shares”) outstanding. The Class A Shares are co-listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BAM.” The Class B Shares are all privately held (see “Principal Holders of Voting Shares” on page 7 of this Circular for further information). Each registered holder of record of Class A Shares and Class B Shares as at the close of business on Thursday, April 20, 2023 (the “Record Date”) is entitled to receive notice of and to vote at the meeting. Except as otherwise provided in this Circular, each holder of a Class A Share or Class B Share on such date shall be entitled to vote on all matters to come before the meeting or any adjournment thereof, either in person or by proxy.

The share conditions for the Class A Shares and Class B Shares provide that, subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors) must be approved by a majority of the votes cast by the holders of Class A Shares and by the holders of Class B Shares who vote in respect of the resolution, each voting as a separate class.

Holders of Class A Shares are entitled, as a class, to elect one-half of the board of directors of the Corporation (the “Board” or “Board of Directors”), and holders of Class B Shares are entitled, as a class, to elect the other one-half of the Board. See “Election of Directors” on page 9 of this Circular for further information.

Notice and Access

The Corporation is using the Notice and Access provisions of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 — Continuous Disclosure Obligations (“Notice and Access”) to provide meeting materials electronically for both registered and non-registered shareholders. Instead of mailing meeting materials to shareholders, the Corporation has posted this Circular and form of proxy on its website at https://bam.brookfield.com under “Notice and Access 2023,” in addition to posting it on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. The Corporation has sent the Notice and a form of proxy or voting instruction form (collectively, the “Notice Package”) to all shareholders informing them that this Circular is available online and explaining how this Circular may be accessed. The Corporation will not directly send the Notice Package to non-registered shareholders.

2023 MANAGEMENT INFORMATION CIRCULAR/ 1

Instead, The Corporation will pay Intermediaries (as defined on page 4 of this Circular) to forward the Notice Package to all non-registered shareholders.

The Corporation has elected to utilize Notice and Access because it allows for a reduction in the use of printed paper materials, and is therefore consistent with the Corporation’s philosophy towards sustainability. Additionally, adopting Notice and Access will significantly lower printing and mailing costs associated with the Corporation’s shareholder meetings.

Registered and non-registered shareholders who have signed up for electronic delivery of this Circular and the Corporation’s Annual Report on Form 20-F dated March 31, 2023 (which includes management’s discussion and analysis and consolidated financial statements for the fiscal year ended December 31, 2022) (the “Annual Report”) will continue to receive them by email. No shareholders will receive a paper copy of this Circular unless they contact the Corporation at 1-866-989-0311 or bam.enquiries@brookfield.com, in which case the Corporation will mail this Circular within three business days of any request, provided the request is made before the date of the meeting or any adjournment thereof. We must receive your request before 5:00 p.m. Toronto time on May 24, 2023 to ensure you will receive paper copies in advance of the deadline to submit your vote. If your request is made after the meeting and within one year of this Circular being filed, the Corporation will mail this Circular within 10 calendar days of such request.

Q & A on Voting

What am I voting on?

Resolution	Who Votes	Board Recommendation

Election of 6 of the Directors	Class A Shareholders	FOR each Director Nominee

Election of 6 of the Directors	Class B Shareholders	FOR each Director Nominee

Appointment of the External Auditor and authorizing Directors to set its remuneration	Class A Shareholders Class B Shareholders	FOR the resolution

Approval of Amendment to Escrowed Stock Plan	Class A Shareholders Class B Shareholders	FOR the resolution

Who is entitled to vote?

Holders of Class A Shares and holders of Class B Shares as at the close of business on April 20, 2023 are each entitled to one vote per share on the items of business as identified above.

Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting, submit questions and vote in real time, provided they are connected to the internet, have a control number and follow the instructions in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the virtual meeting.

Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company (“TSX Trust”), after submitting the form of proxy or voting instruction form by calling TSX Trust at 1-866-751-6315 (within North America) or (647) 252-9650 (outside North America) or online at https://www.tsxtrust.com/control-number-request no later than 5:00 p.m. (Toronto time) on June 7, 2023 and providing TSX Trust with information on your appointee. TSX Trust will provide your appointee with a 13 digit control number which will allow your appointee to log in to and vote at the meeting. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a 13 digit control number to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

2023 MANAGEMENT INFORMATION CIRCULAR/ 2

How do I vote?

Holders of Class A Shares and holders of Class B Shares of the Corporation can vote in one of two ways, as follows:

•	by submitting your proxy or voting instruction form prior to the meeting
•	during the meeting by online ballot through the live webcast platform

What if I plan to attend the meeting and vote by online ballot?

If you are a registered shareholder or a duly appointed proxyholder, you can attend and vote during the meeting by completing an online ballot through the live webcast platform. Guests (including non-registered shareholders who have not duly appointed themselves as proxyholder) can log into the meeting. Guests will be able to listen to the meeting but will not be able to ask questions or vote during the virtual meeting. In order to attend the virtual meeting, you will need to complete the following steps:

Step 1: Log in online at: https://web.lumiagm.com/400134826

Step 2: Follow these instructions:

Registered shareholders: Click “I have a control number” and then enter your 13 digit control number and password “brookfield2023” (case sensitive). The 13 digit control number located on the form of proxy or in the email notification you received from TSX Trust is your control number. If you use your control number to log in to the meeting, any vote you cast at the meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the meeting.

Duly appointed proxyholders: Click “I have a control number” and then enter your 13 digit control number and password “brookfield2023” (case sensitive). Proxyholders who have been duly appointed and registered with TSX Trust as described in this Circular will receive a 13 digit control number by email from TSX Trust after the proxy voting deadline has passed.

Guests: Click “Guest” and then complete the online form.

The meeting website will be accessible 60 minutes prior to the start of the meeting. It is important that all attendees log in to the meeting website at least ten minutes prior to the start of the meeting to allow enough time to complete the log in process. You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by logging in early. Please do not use Internet Explorer.

Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for the meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

What if I plan to vote by proxy in advance of the meeting?

You can also vote by proxy up to 5:00 p.m. Toronto time on Wednesday, June 7, 2023 (or 48 hours prior to the time of any adjourned meeting), as follows:

•	to vote by internet, accessing www.meeting-vote.com and following the instructions for electronic voting. You will need your control number;

•	sign the form of proxy sent to you and vote or withhold from voting your shares at the meeting and submit your executed proxy via any of the following options:

i.	by mail: in the envelope provided or in one addressed to TSX Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1;

ii.	by fax: to (416) 595-9593; or

iii.	by email: scan and send the proxy to proxyvote@tmx.com.

2023 MANAGEMENT INFORMATION CIRCULAR/ 3

You can appoint the persons named in the form of proxy or some other person (who need not be a shareholder of the Corporation) to represent you as proxyholder at the meeting by writing the name of this person (or company) in the blank space on the form of proxy. If you wish to appoint a person other than the management nominees identified in the form of proxy, you will need to complete the additional step of registering your proxyholder by calling TSX Trust at 1-866-751-6315 (within North America) or (647) 252-9650 (outside of North America) or online at https://www.tsxtrust.com/control-number-request by no later than 5:00 p.m. Toronto time on Wednesday, June 7, 2023.

•

to vote by telephone, call toll-free at 1-888-489-5760. You will be prompted to provide the control number printed on the form of proxy sent to you. The telephone voting service is not available on the day of the meeting.

If you are a non-registered shareholder and your shares are held in the name of an intermediary such as a bank, trust company, securities dealer, broker or other intermediary (each, an “Intermediary”), to direct the votes of shares beneficially owned, see “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 5 of this Circular for voting instructions.

Who is soliciting my proxy?

The proxy is being solicited by management of the Corporation and the associated costs will be borne by the Corporation.

What happens if I sign the proxy sent to me?

Signing the proxy appoints Marcel R. Coutu or Samuel J.B. Pollock, each of whom is a director of the Corporation, or another person you have appointed, to vote or withhold from voting your shares at the meeting.

Can I appoint someone other than these directors to vote my shares?

Yes, you may appoint another person or company other than the Corporation directors named on the form of proxy to be your proxyholder. Write the name of this person (or company) in the blank space on the form of proxy. The person you appoint does not need to be a shareholder. Please make sure that such other person you appoint is attending the meeting and knows he or she has been appointed to vote your shares. You will need to complete the additional step of registering such proxyholder with our transfer agent, TSX Trust, after submitting the form of proxy or voting instruction form. See “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 5 of this Circular for instructions on registering your proxy with TSX Trust. Registered shareholders may not appoint another person or company as proxyholder other than the Corporation directors named in the form of proxy when voting by telephone.

What do I do with my completed form of proxy?

Return it to TSX Trust in the envelope provided to you by mail, by fax at (416) 595-9593 or scan and send by email to proxyvote@tmx.com no later than 5:00 p.m. Toronto time on Wednesday, June 7, 2023, which is two business days before the day of the meeting.

Can I vote by Internet in advance of the meeting?

Yes. If you are a registered shareholder, go to www.meeting-vote.com and follow the instructions on this website. You will need your control number (located on the form of proxy) to identify yourself to the system. You must submit your vote by no later than 5:00 p.m. Toronto time on Wednesday, June 7, 2023, which is two business days before the day of the meeting.

If I change my mind, can I submit another proxy or take back my proxy once I have given it?

Yes. If you are a registered shareholder, you may deliver another properly executed form of proxy with a later date to replace the original proxy in the same way you delivered the original proxy. If you wish to revoke your proxy, prepare a written statement to this effect signed by you (or your attorney as authorized in writing) or, if the shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered to the Corporate Secretary of the Corporation at the address below no later than 5:00 p.m. Toronto time on the last business day preceding the date of the meeting, Thursday, June 8, 2023, or any adjournment of the meeting, or to the Chair of the Board (the “Chair”) prior to the start of the meeting on Friday, June 9, 2023, or the day of the adjourned meeting. You may also vote during the virtual meeting by submitting an online ballot, which will revoke your previous proxy.

2023 MANAGEMENT INFORMATION CIRCULAR/ 4

Corporate Secretary

Brookfield Asset Management Ltd.

Brookfield Place, Suite 100

181 Bay Street, Toronto, Ontario M5J 2T3

If you are a non-registered shareholder, you may revoke a voting instruction form previously given to an Intermediary at any time by written notice to the Intermediary. An Intermediary is not required to act on a revocation of a voting instruction form unless they receive it at least seven calendar days before the meeting. A non-registered shareholder may then submit a revised voting instruction form in accordance with the directions on the form.

How can I request electronic delivery of investor materials?

To opt for electronic distribution of investor materials, complete the request for electronic delivery of materials form enclosed with the Notice Package and return it by mail to TSX Trust Company, 301 – 100 Adelaide Street West, Toronto, Ontario, M5H 4H1; or by fax at (514) 985-8843 or 1-888-249-6189. You can also submit your request online by visiting TSX Trust’s website: https://www.tsxtrust.com/edelivery.

How will my shares be voted if I give my proxy?

The persons named on the form of proxy must vote your shares for or against or withhold from voting, in accordance with your directions, or you can let your proxyholder decide for you. If you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly. In the absence of voting directions, proxies received by management will be voted in favour of all resolutions put before shareholders of the meeting. See “Business of the Meeting” on page 9 of this Circular for further information.

What if amendments are made to these matters or if other matters are brought before the meeting?

The persons named on the proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the meeting.

As at the date of this Circular, management of the Corporation is not aware of any amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named on the form of proxy will vote on them in accordance with their best judgment.

Who counts the votes?

The Corporation’s transfer agent, TSX Trust, counts and tabulates the proxies.

How do I contact the transfer agent?

For general shareholder enquiries, you can contact TSX Trust as follows:

Mail	Telephone/Fax	Online

TSX Trust Company 301–100 Adelaide Street West Toronto, Ontario M5H 4H1	Tel: (416) 682-3860 within Canada and the United States toll free at 1-800-387-0825 Fax: 1-888-249-6189 or (514) 985-8843	Email: shareholderinquiries@tmx.com Website: www.tsxtrust.com

If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?

In many cases, Class A Shares that are beneficially owned by a non-registered shareholder are registered either:

a.	in the name of an Intermediary or a trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or

2023 MANAGEMENT INFORMATION CIRCULAR/ 5

b.	in the name of a depository such as CDS Clearing and Depository Services Inc. (“CDS”) or the Depository Trust Company (“DTC”), which the Intermediary is a participant of.

Your Intermediary is required to send you a voting instruction form for the number of shares you beneficially own.

Since the Corporation has limited access to the names of its non-registered shareholders, if you attend the virtual meeting, the Corporation may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote by online ballot at the meeting, you will need to complete the following steps:

Step 1: insert your name in the space provided on the voting instruction form and return it by following the instructions provided therein.

Step 2: you must complete the additional step of registering yourself (or your appointees other than if your appointees are the management nominees) as the proxyholder by calling TSX Trust at 1-866-751-6315 (within North America) or (647) 252-9650 (outside of North America) or online at https://www.tsxtrust.com/control-number-request by no later than 5:00 p.m. Toronto time on Wednesday, June 7, 2023.

Failing to register online as a proxyholder will result in the proxyholder not receiving a control number, which is required to vote at the meeting. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to participate as a guest.

A non-registered shareholder who does not wish to attend and vote at the meeting and wishes to vote prior to the meeting must complete and sign the voting instruction form and return it in accordance with the directions on the form.

The Corporation has distributed copies of the Notice Package to CDS and DTC and to Intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward the Notice Package to non-registered shareholders.

Non-registered shareholders who have not opted for electronic delivery will receive a voting instruction form to permit them to direct the voting of the shares they beneficially own. Non-registered shareholders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

2023 MANAGEMENT INFORMATION CIRCULAR/ 6

Principal Holders of Voting Shares

For over 50 years, executives of Brookfield Corporation (“BN”) have held a substantial portion of their investment in BN’s Class A Limited Voting Shares (“BN Class A Shares”), as well as stewardship of BN’s Class B Limited Voting Shares (“BN Class B Shares”), in partnership with one another, which we refer to as the “Partnership”. This Partnership, whose members include both current and former senior executives of Brookfield (each, a “Partner” and collectively, the “Partners”), has been and continues to be instrumental in ensuring orderly management succession while fostering a culture of strong governance and mutual respect, a commitment to collective excellence and achievement, and a focus on long-term value creation for all stakeholders.

We believe that the Partnership promotes decision-making that is entrepreneurial, aligned with the long-term interests of Brookfield, and collaborative. The financial strength and sustainability of the Partnership is underpinned by a consistent focus on renewal – longstanding members mentoring new generations of leaders and financially supporting their admission as partners. This is a critical component to preserving Brookfield’s culture and vision.

Over several decades, and through economic downturns and financial disruptions, the Partnership has proven itself resolutely focused on the long-term success of Brookfield for the benefit of all stakeholders. This long-term focus is considered critical to the sustainability of the asset management business.

The Partners collectively own interests in approximately 85 million Class A Shares (on a fully diluted basis). These economic interests consist primarily of (i) the direct ownership of Class A Shares, as well as indirect ownership (such as Class A Shares that are held through holding companies and by foundations), by the Partners on an individual basis; and (ii) the Partners’ proportionate beneficial interests in Class A Shares held by investment entities named Partners Limited and Partners Value Investments LP (“PVI”).

Partners Limited and its affiliates are private corporations (initially formed in 1995), which are owned by over 70 individual Partners. PVI is a limited partnership, the common units of which are owned approximately 58% by Partners Limited and approximately 30% by individual Partners; PVI owns approximately 30 million Class A Shares.

In order to foster within the Corporation the same benefits of long-term stability and continuity BN has benefited from, the share capital of the Corporation has been structured to mirror that of BN, providing holders of the Class A Shares with governance rights that are intended to be the same as the rights of holders of BN Class A Shares. Similarly, a group of longstanding senior leaders of the Partnership have been designated to oversee stewardship of the Class B Shares. Under these arrangements, the Class B Shares are held in a trust (the “BAM Partnership”). The beneficial interests in the BAM Partnership, and the voting interests in its trustee (“BAM Partners”), are held as follows: one-third by Messrs. Jack L. Cockwell, one-third by Bruce Flatt, and one-third jointly by Brian W. Kingston, Brian D. Lawson, Cyrus Madon, Samuel J.B. Pollock and Sachin Shah in equal parts. As such, no single individual or entity controls the BAM Partnership. The BAM Partnership owns 21,280 Class B Shares, representing 100% of the Class B Shares.

In the event of a fundamental disagreement in the BAM Partnership (and until the disagreement is resolved), three individuals have been granted the authority to govern and direct the actions of the BAM Partnership. The individuals, at the current time, none of whom are Partners, are Messrs. Marcel R. Coutu, Frank J. McKenna and Lord O’Donnell. These individuals are, and their successors are required to be, longstanding and respected business colleagues associated with Brookfield.

Under these arrangements, the BAM Partnership has become a party to the Trust Agreement with Computershare Trust Company of Canada as trustee for the holders of Class A Shares, dated December 9, 2022 (the “2022 Trust Agreement”). The 2022 Trust Agreement provides, among other things, that the BAM Partnership not sell any Class B Shares, directly or indirectly, pursuant to a takeover bid at a price per share in excess of 115% of the market price of the Class A Shares or as part of a transaction involving purchases made from more than five persons or companies in the aggregate, unless a concurrent offer is made to all holders of Class A Shares.

The concurrent offer must be: (i) for the same percentage of Class A Shares as the percentage of Class B Shares offered to be purchased from the BAM Partnership; (ii) at a price per share at least as high as the highest price per share paid pursuant to the takeover bid for the Class B Shares; and (iii) on the same terms in all material respects as the offer for the Class B Shares. These provisions in the 2022 Trust Agreement also apply to any transaction that would be deemed an indirect offer for the

2023 MANAGEMENT INFORMATION CIRCULAR/ 7

Class B Shares under applicable takeover bid legislation in Canada. Additionally, the BAM Partnership, will agree to prevent any person or company from carrying out a direct or indirect sale of Class B Shares in contravention of the 2022 Trust Agreement.

To the knowledge of the directors and officers of the Corporation, there are no other persons or corporations that beneficially own, exercise control or direction over, have contractual arrangements such as options to acquire, or otherwise hold voting securities of the Corporation carrying more than 10% of the votes attached to any class of outstanding voting securities of the Corporation.

2023 MANAGEMENT INFORMATION CIRCULAR/ 8

PART TWO – BUSINESS OF THE MEETING

We will address four items at the meeting:

1.	receiving the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2022, including the external auditor’s report thereon;

2.	electing directors who will serve until the end of the next annual meeting of shareholders;

3.	appointing the external auditor that will serve until the end of the next annual meeting of shareholders and authorizing the directors to set its remuneration; and

4.	considering a resolution approving an amendment to the Corporation’s Escrowed Stock Plan.

We will also consider other business that may properly come before the meeting.

As at the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, you or your proxyholder can vote your shares on these items as you or your proxyholder sees fit. The persons named on the form of proxy will have discretionary authority with respect to any changes or new items which may properly come before the meeting and will vote on them in accordance with their best judgment.

1.	Receiving the Consolidated Financial Statements

The annual financial statements of the Corporation for the fiscal year ended December 31, 2022 are included in the Annual Report. The Annual Report is available on the Corporation’s website, https://bam.brookfield.com under “Notice and Access 2023,” on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar and is being mailed to the Corporation’s registered shareholders and non-registered shareholders who have contacted the Corporation to request a paper copy of the Annual Report. Shareholders who have signed up for electronic delivery of the Annual Report will receive it by email.

2.	Election of Directors

The Board is comprised of 12 members, all of whom are to be elected at the meeting. Holders of Class A Shares are entitled, as a class, to elect one-half of the Board, and holders of Class B Shares are entitled, as a class, to elect the other one-half of the Board.

If you own Class A Shares, you can vote on the election of six directors. The following persons are proposed as nominees for election by the holders of Class A Shares:

• Marcel R. Coutu	• Olivia (Liv) Garfield	• Nili Gilbert

• Allison Kirkby	• Diana Noble	• Satish Rai

If you own Class B Shares, you can vote on the election of six directors. The following persons are proposed as nominees for election by the holders of Class B Shares:

• Mark Carney	• Bruce Flatt	• Brian W. Kingston

• Keith Johnson	• Cyrus Madon	• Samuel J. B. Pollock

2023 MANAGEMENT INFORMATION CIRCULAR/ 9

Majority Voting Policy

The Board has adopted a policy stipulating that, if the total number of shares voted in favour of the election of a director nominee represents less than a majority of the total shares voted and withheld for that director (in each case, not on the cumulative basis described in the section “Cumulative Voting for Directors” on page 10 of this Circular), the nominee will tender his or her resignation immediately after the meeting. Within 90 days of the meeting, the Board will determine whether or not to accept a director’s resignation and will issue a press release announcing the Board’s decision, a copy of which will be provided to the TSX. Absent exceptional circumstances, the Board will accept the resignation. The resignation will be effective when accepted by the Board. If the Board determines not to accept a resignation, the press release will fully state the reasons for that decision. A director who tenders his or her resignation will not participate in a Board meeting at which the resignation is considered. The majority voting policy does not apply in circumstances involving contested director elections.

Cumulative Voting for Directors

The articles of the Corporation provide for cumulative voting in the election of directors. Each shareholder of a class or series of shares of the Corporation entitled to vote for the election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder, multiplied by the number of directors to be elected by the shareholder and the holders of shares of the classes or series of shares entitled to vote with the shareholder in the election of directors. The shareholder may cast all of its votes in favour of one candidate or distribute such votes among the candidates in any manner the shareholder sees fit. Where the shareholder has voted for more than one candidate without specifying the distribution of votes among the candidates, the shareholder will be deemed to have distributed its votes equally among the candidates for whom the shareholder voted.

A shareholder who wishes to distribute its votes other than equally among the nominees and who has appointed the management representatives designated on the proxy must do so personally at the virtual meeting or by another proper form of proxy, which can be obtained from the Corporate Secretary of the Corporation.

Voting by Proxy

The management representatives designated on the proxy to be completed by holders of Class A Shares intend to cast the votes represented by such proxy FOR and equally among the proposed nominees for election by the holders of Class A Shares as set forth on pages 11 to 13 of this Circular, unless the shareholder who has given such proxy has directed that such shares be otherwise voted or withheld from voting in the election of directors.

The management representatives designated on the proxy to be completed by the holder of Class B Shares intend to cast the votes represented by such proxy FOR and equally among the proposed nominees for election by the holder of Class B Shares as set forth on pages 14 to 17 of this Circular.

Director Nominees

The Board recommends that the 12 director nominees be elected at the meeting to serve as directors of the Corporation until the next annual meeting of shareholders or until their successors are elected or appointed.

The Board believes that the collective qualifications, skills and experiences of the director nominees allow for the Corporation to continue to maintain a well-functioning Board with a diversity of perspectives. The Board’s view is that, individually and as a whole, the director nominees have the necessary qualifications to be effective at overseeing the business and strategy of the Corporation.

We do not expect that any of the director nominees will be unable to serve as a director. If a director nominee tells us before the meeting that he or she will not be able to serve as a director, the management representatives designated on the form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for other director nominees at their discretion.

Each director’s biography contains information about the director, including his or her background and experience, Corporation shareholdings and other public company board positions held, as at April 20, 2023. See “Director Share and DSU Ownership Requirements” on page 40 of this Circular for further information on director share ownership requirements.

2023 MANAGEMENT INFORMATION CIRCULAR/ 10

The following six individuals are nominated for election as directors by the holders of the Corporation’s Class A Shares.

Marcel R. Coutu (a) Age: 69 Director since: 2022 (Independent) (b) Areas of Expertise: CEO experience; Energy and Power; Natural Resources

Mr. Coutu is currently and has been a director of the Corporation since December 2022, and was a director of Brookfield Corporation between 2006 and December 2022. Mr. Coutu is the past Chairman of Syncrude Canada Ltd., a former President and Chief Executive Officer of Canadian Oil Sands Ltd., and Senior Vice-President and Chief Financial Officer of Gulf Canada Resources Limited, and has held a number of senior roles in corporate finance, investment banking, mining and oil & gas exploration and development. Mr. Coutu is a board director of IGM Financial Inc., Power Corporation of Canada, Great-West Lifeco Inc. and the Calgary Stampede Foundation Board. He is a past member of the Canadian Council of Chief Executives, a past member of the Board of Governors of the Canadian Association of Petroleum Producers and a past member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

	Corporation Board/Committee Membership			Public Board Membership During Last Five Years
	Board Audit Committee, Chair Governance, Nominating and Compensation Committee			Brookfield Asset Management Ltd. IGM Financial Inc. Power Corporation of Canada The Great-West Lifeco Inc. Brookfield Corporation. Enbridge Inc.	2022 – Present 2014 – Present 2011 – Present 2007 – Present 2006 – 2022 2014 – 2021
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares	DSUs(d)	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
	2023	33,277	29,826	63,103	Met

 Olivia (Liv) Garfield(a)

 Age: 47

 Director since: 2022

 (Independent) (b)

 Areas of Expertise:

 Government and Public

 Policy; Manufacturing;

 Natural Resources;

 Digital Infrastructure;

 Energy and Power

 Infrastructure; Real

 Estate

Ms. Garfield is the Chief Executive Officer of Severn Trent, a FTSE 100 water utilities company. Before joining Severn Trent, Ms. Garfield was Chief Executive Officer of Openreach, part of the BT Group, where she spearheaded and oversaw the commercial roll-out of fibre broadband to two-thirds of the UK. She joined BT Group in 2002 and held the pivotal roles of Group Director of Strategy and Regulation, Managing Director Commercial and Brands, Global Services and UK Customer Services Director. From 1998 to 2002, Ms. Garfield worked for Accenture as a consultant in the Communications and High Tech Market Unit, designing and implementing business change solutions across a number of industry sectors. In October 2020, Ms. Garfield was appointed Commander of the Order of the British Empire (CBE) in the Queen’s Birthday Honours for services to the water industry. Ms. Garfield holds a Bachelor of Arts (Honours) from Murray Edwards College, University of Cambridge.

Corporation Board/Committee Membership			Public Board Membership During Last Five Years
Board Governance, Nominating and Compensation Committee, Chair			Brookfield Asset Management Ltd.	2022 – Present
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
2023	—	2,823	2,823	In progress

2023 MANAGEMENT INFORMATION CIRCULAR/ 11

 Nili Gilbert, CFA,

 CAIA (a)

 Age: 44

 Director since: 2022

 (Independent) (b)

 Areas of Expertise:  Healthcare;

 Infrastructure; Insurance;

 Manufacturing; Natural

 Resources; Real Estate;

 Cyber-Security; Human

 Resource Management;

 Marketing; Technology

 and Business Systems

Ms. Gilbert is currently the Vice Chairwoman of Carbon Direct, a leader in scaling carbon management into a global industry through both climate technology investments and client advisory. She is also Chair of the Glasgow Financial Alliance for Net Zero’s Advisory Panel of technical experts, as well as a member of its CEO Principals Group. Ms. Gilbert also sits as the Chair of US Policy for the UN-Convened Asset Owner Alliance and serves as Chairwoman of the Investment Committees of both the David Rockefeller Fund and the Synergos Institute. She is a Senior Advisor at Boston Consulting Group (BCG). Previously, she was Co-Founder and Portfolio Manager of Matarin Capital and a member of the Social Mission Board of Seventh Generation, a wholly-owned subsidiary of Unilever. Ms. Gilbert received her BA, magna cum laude, from Harvard University, her MBA from Columbia Business School, where she was a Toigo Fellow, and has completed programs in leadership and sustainability at Oxford and Stanford Universities.

Corporation Board/Committee Membership			Public Board Membership During Last Five Years
Board Audit Committee			Brookfield Asset Management Ltd.	2022 – Present
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
2023	—	1,326	1,326	In progress

Allison Kirkby(a) Age: 55 Director since: 2023 (Independent) (b) Areas of Expertise: Technology and Business Systems; Fast Moving Consumer Goods, Retail and Media; Digital Infrastructure

Ms. Kirkby is the President and CEO of Telia Company, the leading digital communications provider to the Nordic and Baltic region, and has built deep expertise in the TMT Sector over the past decade. She was previously President and Group CEO of TDC Group until October 2019, and President & Group CEO of Tele2 AB from 2015 to 2018, having been Tele2 AB’s Group CFO from 2014. She has also held financial and operational roles within 21st Century Fox, Virgin Media, Procter & Gamble and Guinness. Ms. Kirkby serves on the board of BT Group as an independent non-executive director, a position she has held since March 2019 and is currently a member of BT Group’s Audit & Risk, Compliance and Nominations Committees.

	Corporation Board/Committee Membership			Public Board Membership During Last Five Years
	Board Audit Committee			Brookfield Asset Management Ltd. BT Group Gregg plc	2023 – Present 2019 – Present 2013 – 2019
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
	2023	—	425	425	In progress

2023 MANAGEMENT INFORMATION CIRCULAR/ 12

Diana Noble (a) Age: 61 Director since: 2022 (Independent) (b) Areas of Expertise: Government and Public Policy; Energy and Power; Financial Services; Healthcare; Infrastructure

Ms. Noble’s background is in private equity, venture capital and international development. She was a partner of Schroder Ventures, later Permira, for 10 years, founder CEO of eVentures and Reed Elsevier Ventures and from 2011-17 was CEO of British International Investment, the British Government’s development finance institution, investing solely in Africa and South Asia, with a dual mission of financial return and development impact. She is currently Deputy Chair of the Bank of England’s Court (the Bank’s governing Board) and chaired the 2021 Court Review into Ethnic Diversity and Inclusion at the Bank. Her advisory business, Kirkos Partners advises leaders of PE/ VC firms on important strategic events, such as leadership transition. She has recently published research on this topic (“When to Go and How to Go” – Founder and Leader Transition in Private Equity) with Professor Josh Lerner of Harvard Business School. She also chairs The Children’s Society and the Investment Committee of MedAccess, which accelerates access to healthcare products for patients across Africa and South Asia through innovative structures such as volume guarantees for manufacturers.

	Corporation Board/Committee Membership			Public Board Membership During Last Five Years
	Board Governance, Nominating and Compensation Committee			Brookfield Asset Management Ltd.	2022 – Present
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
	2023	—	901	901	In progress

Satish Rai, CFA (a) Age: 60 Director since: 2023 (Independent) (b) Areas of Expertise: Energy and Power; Natural Resources; Accounting; Infrastructure; Private Equity; Real Estate; Asset Management

Mr. Rai was formerly the Chief Investment Officer at OMERS overseeing all asset classes globally. Prior to joining OMERS in January 2015, he served as Chief Investment Officer at TD Asset Management where he previously chaired the Committee of the Advancement of Visible Minorities in Leadership Roles and was a Diversity Leadership Council member. Mr. Rai is currently a senior advisor at OMERS and additionally he serves on the Board of Fairfax India, Richcraft Homes and Second Harvest and on the Advisory Committee for Capitalize for Kids. He is a past member of the respective Boards of the University of Waterloo, Michael Garron Hospital Foundation (formerly Toronto East General Hospital Foundation), Toronto Global and Women in Capital Markets. In 2006 he received the Alumni Achievement Medal from Waterloo’s Faculty of Mathematics. Mr. Rai holds a Bachelor of Mathematics (University of Waterloo) and is a member of the Young Presidents’ Organization/World Presidents’ Organization.

	Corporation Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Asset Management Ltd. Fairfax India Holdings Corporation	2023 – Present 2021 – Present
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
	2023	83,125	—	83,125	Met

2023 MANAGEMENT INFORMATION CIRCULAR/ 13

The following six individuals are nominated for election as directors by the holders of the Corporation’s Class B Shares.

 Mark Carney (a)

 Age: 58

 Director since: 2022

 (Management) (c)

 Areas of Expertise:

 Infrastructure; Private

 Equity; Accounting;

 Human Resource

 Management; Marketing;

 Government an Public

 Policy; Financial

 Services

Mr. Carney is currently Chair of the Corporation and Head of Transition Investing. In this role, he is focused on the development of products for investors that will combine positive social and environmental outcomes with strong risk- adjusted returns. Mr. Carney was a Vice Chair of Brookfield Corporation. Mr. Carney is an economist and banker who served as the Governor of the Bank of England from 2013 to 2020, and prior to that as Governor of the Bank of Canada from 2008 until 2013. He was Chair of the Financial Stability Board from 2011 to 2018. Prior to his governorships, Mr. Carney worked at Goldman Sachs as well as the Canadian Department of Finance. Mr. Carney is currently the United Nations Special Envoy for Climate Action and Finance and Co-Chair for the Glasgow Finance Alliance for Net Zero. Mr. Carney is an external member of the board of Stripe, a member of the Global Advisory Board of PIMCO, Senior Counsellor of the Macro Advisory Partners, a member of the board of Cultivo and Advisor to Watershed. He is a member of the boards of Harvard University, the Rideau Hall Foundation, Bloomberg Philanthropies, the Peterson Institute for International Economics, and the Hoffman Institute for Global Business and Society at INSEAD. Mr. Carney is also Chair of the Group of Thirty, the Advisory Boards of Chatham House, Canada 2020 and the Blavatnik School at Oxford University. Mr. Carney holds a doctorate and master’s degrees from Oxford University and a bachelor’s degree in Economics from Harvard University.

Corporation Board/Committee Membership			Public Board Membership During Last Five Years
Board, Chair			Brookfield Asset Management Ltd.	2022 – Present
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares	DSUs(d)	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
2023	—	39,479	39,479	Met

Bruce Flatt (a) Age: 57 Director since: 2022 (Management) (c) Areas of Expertise: CEO experience, Infrastructure, Energy and Power, Real Estate, Private Equity

Mr. Flatt is currently the Chief Executive Officer of the Corporation and has served as a director of the Corporation since its founding and director of Brookfield Corporation since April 2001. Mr. Flatt joined Brookfield in 1990 and became Chief Executive Officer in 2002. Mr. Flatt has been on numerous public company boards over the past three decades and does not currently sit on any external corporate boards.

	Corporation Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Asset Management Ltd. Brookfield Corporation GGP Inc.	2022 – Present 2001 – Present 2010 – 2018
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares (f) (g)	DSUs(d)	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
	2023	16,320,769	394,642	16,715,411	Met

2023 MANAGEMENT INFORMATION CIRCULAR/ 14

Brian W. Kingston (a) Age: 49 Director since: 2022 (Management) (c) Areas of Expertise: CEO experience; Real Estate; Infrastructure; Private Equity; Energy and Power

Mr. Kingston is currently Chief Executive Officer of Real Estate and previously held the same role for Brookfield Corporation. Mr. Kingston joined Brookfield in 2001 and was named Chief Executive Officer of Brookfield Property Group in 2015. Prior to his current role, Mr. Kingston led the Corporation’s Australian business activities, holding the positions of Chief Executive Officer of Brookfield Office Properties Australia, Chief Executive Officer of Prime Infrastructure and Chief Financial Officer of Multiplex. Mr. Kingston holds a Bachelor of Commerce degree from Queen’s University.

	Corporation Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Asset Management Ltd.	2022 – Present
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares (f) (h)	DSUs(d)	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
	2023	1,704,009	178,037	1,882,046	Met

 Keith Johnson, CFA (a)

 Age: 47

 Director since: 2022

 (Independent) (b)

 Areas of Expertise:

 Government and Public

 Policy; Economic

 Policy; International

 Affairs; Energy and

 Power; Healthcare;

 Infrastructure; Marketing

Mr. Johnson is Founding Partner and CEO of Sequoia Heritage, a global, evergreen private investment partnership investing on behalf of entrepreneurs, families and philanthropies established in 2010. Prior to Sequoia Heritage, Mr. Johnson held several investment and wealth management positions with the Stanford Management Company, Bel Air Investment Advisors and Salomon Smith Barney (acquired by Morgan Stanley). Mr. Johnson is also a director at Harvard Management Company. Mr. Johnson holds a Bachelor of Science in Statistics from the Brigham Young University and an MBA from the UCLA Anderson School of Management.

Corporation Board/Committee Membership			Public Board Membership During Last Five Years
Board			Brookfield Asset Management Ltd.	2022 – Present
Audit Committee
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
2023	—	2,805	2,805	In progress

2023 MANAGEMENT INFORMATION CIRCULAR/ 15

Cyrus Madon (a) Age: 57 Director since: 2022 (Management) (c) Areas of Expertise: CEO experience; Private Equity; Real Estate; Infrastructure; Energy and Power

Mr. Madon is head of the Corporation’s Private Equity Group and Chief Executive Officer of Private Equity and previously held the same role for Brookfield Corporation. In this role, he is responsible for the expansion of Brookfield’s private equity business. Mr. Madon joined Brookfield in 1998 and has held a number of senior roles across the organization, including head of the Corporation’s Corporate Lending business. Prior to the Corporation, Mr. Madon worked at PricewaterhouseCoopers in Corporate Finance and Recovery. He holds a Bachelor of Commerce degree from Queen’s University. He is also on the board of the C.D. Howe Institute.

	Corporation Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Asset Management Ltd.	2022 – Present
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares (f) (i)	DSUs(d)	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
	2023	3,804,817	261,016	4,065,833	Met

Samuel J. B. Pollock, CPA (a) Age: 56 Director since: 2022 (Management) (c) Areas of Expertise: CEO experience; Infrastructure; Real Estate; Private Equity; Energy and Power

Mr. Pollock is head of Brookfield’s Infrastructure Group and Chief Executive Officer of Infrastructure. In this role, he is responsible for the expansion of the infrastructure operating business. Since joining Brookfield in 1994, Mr. Pollock has held a number of senior positions across the organization, including leading Brookfield’s corporate investment group and its private equity business.

	Corporation Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Asset Management Ltd.	2022 – Present

Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares (f) (j)	DSUs(d)	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
	2023	6,124,170	359,945	6,484,115	Met

(a)  Mr. Carney principally lives in Ottawa, Canada. Mr. Coutu principally lives in Calgary, Canada. Mses. Garfield and Noble principally live in London, U.K. Ms. Gilbert and Mr. Kingston principally live in New York, U.S. Mr. Johnson principally lives in Wyoming, U.S. Mr. Flatt principally lives in New York, U.S., London, U.K. and Dubai, UAE. Ms. Kirkby principally lives in Stockholm, Sweden and Windsor, U.K. Messrs. Madon and Pollock principally live in Toronto, Canada. Mr. Rai principally lives in Pickering, Canada.

(b)  “Independent” refers to the Board’s determination of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101 — Disclosure of Corporate Governance Practices.

(c)  “Management” refers to director nominees who are current members of management of the Corporation. Mr. Flatt is the Chief Executive Officer of the Corporation. Messrs. Kingston, Madon and Pollock are executive officers of the Corporation and do not receive compensation in their capacity as directors of the Corporation (see “Director Compensation” on page 37 of this Circular). All director nominees who are also current members of management are, by definition, “Affiliated”.

(d)  Messrs. Carney, Coutu, Flatt, Kingston, Madon and Pollock’s DSUs includes DSUs issued by BN which track the value of a Class A Share, issued in connection with the DSU Arrangement Adjustments, described on page 44, in their capacity as employees of BN and for Mr. Coutu in his capacity as a director of BN.

2023 MANAGEMENT INFORMATION CIRCULAR/ 16

(e)  The Share Ownership Guideline for directors is to hold Class A Shares, DSUs (as defined on page 11 of this Circular) or Restricted Shares (as defined on page 52 of this Circular) with a value equal to two times their annual director’s retainer. See “Director Share and DSU Ownership Requirements” on page 40 of this Circular for further information. The value of two times the annual retainer for each non-management director $500,000. As of April 20, 2023, the number of shares required to satisfy the non-management director Share Ownership Guideline is 15,267 (calculated by dividing the respective Share Ownership Guideline expressed in dollar value by the price of Class A Shares on the NYSE as at the close of market on April 20, 2023). Messrs. Flatt, Kingston, Madon and Pollock each hold Class A Shares, DSUs or Restricted Shares with a value equal to more than five times their annual base salary (“Base Salary’’). The value of five times the Base Salary for Messrs. Flatt, Kingston, Madon and Pollock is $3.71 million, $3.75 million, $2.69 million and $2.69 million, respectively, converted at the average exchange rate for 2022 of C$1.00 = US$0.7688 and £1= US$1.2366. As of April 20, 2023, the number of shares required to equal five times the Base Salary for Messrs. Flatt, Kingston, Madon and Pollock is 113,380, 114,503, 82,161 and 82,161, respectively (calculated by dividing the amount that is five times the individual’s Base Salary by the price of Class A Shares on the NYSE as at the close of market on April 20, 2023). See “Share Ownership Guidelines” on page 53 of this Circular for further information.

(f) The figures in this column include (i) the director’s Class A Shares, held directly and indirectly, including under the Restricted Stock Plan; (ii) the director’s pro rata interests in Class A Shares held by Partners Limited and PVI (on a consolidated basis); and (iii) the director’s Escrowed Shares (as defined on page 52 of this Circular), which also represent an indirect pro rata interest in Class A Shares. The value of these indirect pro rata interests is impacted by a number of factors including the terms of their ownership, the capital structure of each company, the value of the Class A Shares held by each company and their net liabilities and preferred share obligations (See “Principal Holders of Voting Shares” on page 7 of this Circular for further information on Partners Limited and PVI and “The Escrowed Stock Plan” on page 61 of this Circular for further information on Escrowed Shares).

(g)  Mr. Flatt holds 3,461,940 Class A Shares directly and indirectly that are not in the Partnership as of the date of this Circular, which excludes his pro rata interests held in Class A Shares referenced above in clause (ii) and (iii) of (f).

(h)  Mr. Kingston holds 311,403 Class A Shares directly and indirectly that are not in the Partnership as of the date of this Circular, which excludes his pro rata interests held in Class A Shares referenced above in clause (ii) and (iii) of (f).

(i) Mr. Madon holds 1,571,555 Class A Shares directly and indirectly that are not in the Partnership as of the date of this Circular, which excludes his pro rata interests held in Class A Shares referenced above in clause (ii) and (iii) of (f).

(j) Mr. Pollock holds 1,925,268 Class A Shares directly and indirectly that are not in the Partnership as of the date of this Circular, which excludes his pro rata interests held in Class A Shares referenced above in clause (ii) and (iii) of (f).

Summary of 2023 Nominees for Director

The following summarizes the qualifications of the 2023 director nominees that led the Board to conclude that each director nominee is qualified to serve on the Board.

All Director Nominees Exhibit:

• High personal and professional integrity and ethics	• A commitment to sustainability and social issues

• A proven record of success	• An inquisitive and objective perspective

• Experience relevant to the Corporation’s global activities	• An appreciation of the value of good corporate governance

The Board is comprised of 12 directors, which the Corporation considers an appropriate number given the diversity of its operations and the need for a variety of experiences and backgrounds to effectively oversee the governance of the Corporation and provide strategic advice to management. The Corporation reviews the expertise of incumbent and proposed directors in numerous areas, including those listed in the chart below.

2023 MANAGEMENT INFORMATION CIRCULAR/ 17

Class A Director Nominees	Corporate Strategy and Business Development	Mergers & Acquisitions	Finance and Capital Allocation	Leadership of a Large / Multifaceted Organization	Legal and Regulatory	Risk Management	Environmental, Social and Governance Matters	Industry Experience
Marcel R. Coutu	✓	✓	✓	✓			✓	Energy and Power; Natural Resources
Olivia (Liv) Garfield	✓			✓	✓	✓	✓	Government and Public Policy; Manufacturing; Natural Resources; Digital Infrastructure; Energy and Power Infrastructure; Real Estate; Accounting
Nili Gilbert		✓	✓	✓	✓	✓	✓	Healthcare; Infrastructure; Insurance; Manufacturing; Natural Resources; Real Estate; Cyber-Security; Human Resource Management; Marketing; Technology and Business Systems
Allison Kirkby	✓	✓		✓		✓		Technology and Business Systems; Fast Moving Consumer Goods, Retail and Media; Digital Infrastructure
Diana Noble		✓	✓	✓			✓	Government and Public Policy; Energy and Power; Financial Services; Healthcare; Infrastructure
Satish Rai	✓	✓	✓	✓		✓		Energy and Power; Natural Resources; Accounting; Infrastructure; Private Equity; Real Estate; Asset Management

Class B Director Nominees	Corporate Strategy and Business Development	Mergers & Acquisitions	Finance and Capital Allocation	Leadership of a Large / Multifaceted Organization	Legal and Regulatory	Risk Management	Environmental, Social and Governance Matters	Industry Experience
Mark Carney		✓	✓	✓	✓	✓	✓	Infrastructure; Private Equity; Accounting; Human Resource Management; Marketing; Government an Public Policy; Financial Services
Bruce Flatt	✓	✓	✓	✓		✓	✓	Infrastructure; Energy and Power; Real Estate; Private Equity
Brian W. Kingston	✓	✓	✓	✓		✓	✓	Real Estate; Infrastructure; Private Equity; Energy and Power
Keith Johnson		✓	✓	✓		✓		Government and Public Policy; Economic Policy; International Affairs; Energy and Power; Healthcare; Infrastructure; Marketing
Cyrus Madon	✓	✓	✓	✓		✓	✓	Private Equity; Real Estate; Infrastructure; Energy and Power
Samuel J.B. Pollock	✓	✓	✓	✓		✓	✓	Infrastructure; Real Estate; Private Equity; Energy and Power

2023 MANAGEMENT INFORMATION CIRCULAR/ 18

Director Attendance

We believe the Board cannot be effective unless it governs actively. We expect our directors to attend all Board meetings and all of their respective committee meetings. Directors may participate by video or teleconference if they are unable to attend in person. The Board and its committees meet in camera without management present at all meetings, including those held by teleconference. There were no meetings held in 2022.

3.	Appointment of External Auditor

On recommendation of the Audit Committee, the Board proposes the reappointment of Deloitte LLP as the external auditor of the Corporation. Deloitte LLP, including the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively, “Deloitte”), is the principal external auditor of the Corporation and Brookfield Asset Management ULC. Deloitte has served as the external auditor of the Corporation since its formation. The appointment of the external auditor must be approved by a majority of the votes cast by holders of Class A Shares who vote in respect of the resolution, and by the holder of Class B Shares, each voting as a separate class.

On any ballot that may be called for in the appointment of the external auditor, the management representatives designated on the form of proxy intend to vote such shares FOR reappointing Deloitte, an Independent Registered Public Accounting Firm, as the external auditor, and authorizing the directors to set the remuneration to be paid to the external auditor, unless the shareholder has specified on the form of proxy that the shares represented by such proxy are to be withheld from voting in relation to the appointment of the external auditor.

Principal Accounting Firm Fees

Aggregate fees billed to the Corporation and its subsidiaries for the fiscal year ended December 31, 2022 by Deloitte amounted to approximately $1.4 million in audit fees.

From time to time, Deloitte also provides consultative and other non-audit services to the Corporation, its subsidiaries and affiliates pursuant to an Audit and Non-Audit Services Pre-Approval Policy (the “Audit Policy”). The Audit Policy governs the provision of audit and non-audit services by the external auditor and is annually reviewed by the Audit Committee. The Audit Policy provides for the Audit Committee’s pre-approval of permitted audit, audit-related, tax and other non-audit services. It also specifies a number of services the provision of which is not permitted by the external auditor, including the use of the external auditor for the preparation of financial information, system design and implementation assignments.

The following table sets forth further information on the fees billed by Deloitte to the Corporation and Brookfield Asset Management ULC on a consolidated basis for the fiscal year ended December 31, 2022.

$ thousands	2022
Audit	1,465
Audit-related	—
Tax fees	—
All other fees	—
Total fees	1,465

Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among other things: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.

2023 MANAGEMENT INFORMATION CIRCULAR/ 19

Tax fees are principally for assistance in tax return preparation and tax advisory services. All other fees include fees for translation, litigation and advisory support services.

The Audit Committee has received representations from Deloitte regarding its independence and has considered the relations described above in arriving at its determination that Deloitte is independent of the Corporation.

4.	Amendments to the Escrowed Stock Plan

The Escrowed Stock Plan is one of the Corporation’s long-term share ownership plans and is intended to incent and retain designated executives or other persons designated by the Board for an extended period and to further align their interests with those of other shareholders in a manner that is less dilutive than alternative long-term ownership plans, such as option plans.

The Escrowed Stock Plan governs the award of non-voting common shares (“Escrowed Shares”) of one or more private companies (each, an “Escrowed Company”) to executives or other individuals designated by the Board. Each Escrowed Company is capitalized with common shares and preferred shares issued to the Corporation for cash proceeds. Each Escrowed Company uses its cash resources to directly or indirectly purchase Class A Shares on the open market. Awards of Escrowed Shares typically vest 20% each year commencing on the first anniversary of the date of the award. On date(s) determined by the holders of the Escrowed Shares that are generally between the applicable vesting date and 10 years after the initial grant, the vested Escrowed Shares will be acquired by the Corporation in exchange for the issuance of Class A Shares from treasury, where the value of the Class A Shares being issued is equal to the increase in value of the Class A Shares held by the applicable Escrowed Company since the grant date of the Escrowed Shares. See “The Escrowed Stock Plan” on page 61 of this Circular for further details regarding the Escrowed Stock Plan.

The Board has approved an amendment to the Escrowed Stock Plan which requires shareholder approval at the meeting.

Under the current terms of the Escrowed Stock Plan, participants are either awarded Escrowed Shares or can elect to contribute Class A Shares to the Escrowed Company as consideration for the Escrowed Shares. In addition to those two existing options, the proposed amendment to the Escrowed Stock Plan will provide participants with another option: participants may alternatively contribute to an Escrowed Company a portion of existing Escrowed Shares received from previous grants (the “Contributed Escrowed Shares”) as consideration for the receipt of a grant of new Escrowed Shares (the “New Escrowed Shares”) from a different Escrowed Company (the “New Escrowed Company”). Although the Contributed Escrowed Shares will be held by the New Escrowed Company, participants who make this contribution will also receive Escrowed Shares from the New Escrowed Company that continue to track the value of the Contributed Escrowed Shares such that there is no change to the pricing, vesting, expiry date or other terms of the Contributed Escrowed Shares.

The Escrowed Stock Plan’s non-dilutive nature will also not be impacted by the amendment. As is the case under the current terms of the Escrowed Stock Plan, all Escrowed Shares (including Contributed Escrowed Shares) of an Escrowed Company will be exchanged for Class A Shares on or before the 10th anniversary of the initial grant date of such Escrowed Shares and, on a wind-up or merger of the Escrowed Company, the Corporation will be required to cancel at least that number of Class A Shares held by one or more Escrowed Companies that is equivalent to the number of Class A Shares that have been issued to holders of the Escrowed Shares of the Escrowed Company on exchanges (including exchanges made in respect of Contributed Escrowed Shares).

Shareholder Approval

The proposed amendment to the Escrowed Stock Plan described above requires approval by a majority of the votes cast by holders of Class A Shares who vote in respect of this amendment and by the holder of Class B Shares, each voting as a separate class. The Board unanimously recommends that shareholders vote in favour of the following resolution (the “Plan Amendment Resolution”):

Resolved that the amendment to the current Escrowed Stock Plan of the Corporation, substantially on the terms set out in the Corporation’s management information circular dated April 28, 2023, is hereby approved;

And that any director or officer of the Corporation is hereby authorized for and in the name of and on behalf of the Corporation to execute or cause to be executed, and to deliver or cause to be delivered, all such documents and instruments,

2023 MANAGEMENT INFORMATION CIRCULAR/ 20

and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary or desirable to carry out the intent of this resolution.

On any ballot that may be called for on the Plan Amendment Resolution, the management representatives designated on the form of proxy intend to cast the votes to which the shares represented by such proxy are entitled in favour of the Plan Amendment Resolution, unless the shareholder has specified on the form of proxy that the shares represented by such proxy are to be voted against the Plan Amendment Resolution.

2023 MANAGEMENT INFORMATION CIRCULAR/ 21

PART THREE – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Governance

The Corporation is committed to good corporate governance. As such, we aim to continue to strengthen Board and management accountability to maintain public trust in the Corporation, and promote the long-term interests of the Corporation and our shareholders.

Corporate Governance		Compensation

•  7 independent director nominees

•  Separate Chair and CEO

•  Lead Independent Director

•  Private sessions of independent directors after each Board and committee meeting

•  Only independent directors on standing committees

•  Risk oversight by the Board

•  Oversight of environmental, social and governance matters

•  Board and committee self-evaluations

•  Robust Code of Business Conduct and Ethics

•  Board Diversity Policy

Shareholder Rights • Annual election of directors • Majority voting for directors • Cumulative voting for directors • Active shareholder engagement

•  Executive compensation program with emphasis on long-term incentives where rewards are reflective of strong performance over time (described in more detail in the “Compensation Discussion and Analysis” section of this Circular)

•  Director share ownership guidelines requiring directors to hold shares and share units having a value of at least 2 times their annual retainer

•  Independent directors required to take 33.3% of their annual retainer in deferred share units, regardless of existing ownership

•  Share retention policy of at least 5 times annual salary and post-exercise hold period requirements for executives

•  Executives’ incentive awards/equity compensation subject to clawback

•  Anti-hedging, short sale and pledging restrictions

The Corporation’s comprehensive corporate governance policies and practices are consistent with the guidelines for corporate governance adopted by Canadian Securities Administrators and the TSX. The Corporation’s corporate governance practices and policies are also consistent with the requirements of the U.S. Securities and Exchange Commission, the listing standards of the NYSE and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002, as amended.

Board of Directors

Mandate of the Board

The Board oversees the management of the Corporation’s business and affairs directly and through two standing committees: the Audit and the Governance, Nominating and Compensation (each a “Committee” and collectively, the “Committees”). The responsibilities of the Board and each Committee, respectively, are set out in written charters, which are reviewed and approved annually by the Board. All Board and Committee charters are posted on the Corporation’s website, https://bam.brookfield.com under “Corporate Governance.” The Board charter is also attached as Appendix A to this Circular.

The Board is responsible for:

•	overseeing the Corporation’s long-term strategic planning process and reviewing and approving its annual business plan;
•	overseeing management’s approach to managing the key risks facing the Corporation
•	safeguarding shareholders’ equity interests through the optimum utilization of the Corporation’s capital resources;
•	promoting effective corporate governance;
•	overseeing the Corporation’s environmental, social and governance (“ESG”) program and related practices;
•	reviewing major strategic initiatives to determine whether management’s proposed actions accord with long-term corporate goals and shareholder objectives;
•	assessing management’s performance against approved business plans;
•	appointing the Chief Executive Officer (the “CEO”), overseeing the CEO’s selection of other members of senior management and reviewing succession planning; and
•	reviewing and approving the reports issued to shareholders, including annual and interim financial statements.

2023 MANAGEMENT INFORMATION CIRCULAR/ 22

Expectations of Directors

The Board has adopted a charter of expectations for directors (the “Charter of Expectations”), which sets out the Corporation’s expectations for personal and professional competencies, share ownership, meeting attendance, conflicts of interest, changes of circumstance, and resignation events. Directors are expected to bring any potential conflict of interest to the attention of the Chair or a Committee Chair in advance, and refrain from voting on such matters. Directors are also expected to submit their resignations to the Chair if: (i) they become unable to attend at least 75% of the Board’s regularly scheduled meetings or (ii) if they become involved in a legal dispute, regulatory or similar proceedings, take on new responsibilities, or experience other changes in personal or professional circumstances that could adversely affect the Corporation or their ability to serve as a director. The Charter of Expectations is reviewed annually and a copy is posted on the Corporation’s website, https://bam.brookfield.com under “Corporate Governance.”

Meetings of the Board

The agenda for each Board meeting is set by the Chair, in consultation with the CEO, Chief Financial Officer (the “CFO”) and Corporate Secretary, before circulation to the Board.

The Board meets at least quarterly to review and approve earnings, consider dividend payments and review specific items of business, including transactions and strategic initiatives. The Board holds additional meetings as necessary to consider special business. The Board also meets once a year to review the Corporation’s annual business plan and long-term strategy.

In 2022, there were no Board meetings.

Meetings of Independent Directors

Private sessions of the independent directors without management and affiliated directors present are held at the end of each regularly scheduled and special Board meeting, as well as at the end of the annual strategy session. Each private session of the Board is chaired by the Lead Independent Director, who reports back to the CEO on any matters requiring action by management.

Private sessions of the Committees without management directors present are also held after each committee meeting, chaired by the respective Committee Chair, who reports back to an appropriate executive on any matters requiring action by management.

Independent Directors

The Board has a policy that at least a majority of its directors are independent in order to ensure that the Board operates independent of management and effectively oversees the conduct of management. The Corporation obtains information from its directors annually to determine their independence. The Board decides which directors are considered to be independent based on the recommendation of the Governance, Nominating and Compensation Committee of the Board (the “GNCC”), which evaluates director independence based on the guidelines set forth under applicable securities laws.

In this process, the Board conducts an analysis of each director nominee to determine if they are an affiliated director (all director nominees who are also current members of management are, by definition, affiliated directors) or an independent director.

The Chair of the Board is Mr. Carney, who is not an independent director. However, each of the Committees are fully comprised of independent directors and the Board has a Lead Independent Director, Mr. Coutu. In addition, special committees of independent directors may be formed from time to time to review particular matters or transactions. The Board encourages regular and open dialogue between the independent directors and the Chair to discuss matters raised by independent directors.

2023 MANAGEMENT INFORMATION CIRCULAR/ 23

The following table shows the directors standing for election at the meeting and whether each nominee will be an Independent(a) or Management(b) director.

	Independent	Management	Reason for Management Status
Olivia (Liv) Garfield	✓
Mark Carney		✓	Mr. Carney is Chair of the Corporation
Marcel R. Coutu	✓
Brian W. Kingston		✓	Mr. Kingston is the CEO of Real Estate
Allison Kirkby	✓
Nili Gilbert	✓
Bruce Flatt		✓	Mr. Flatt is the CEO of the Corporation
Diana Noble	✓
Samuel J.B. Pollock		✓	Mr. Pollock is the CEO of Infrastructure
Cyrus Madon		✓	Mr. Madon is the CEO of Private Equity
Satish Rai	✓
Keith Johnson	✓

(a)	“Independent” refers to the Board’s determination of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101 — Disclosure of Corporate Governance Practices.
(b)	“Management” refers to a director nominee who is a current member of management of the Corporation.

The Board considers that the seven directors listed as “Independent” above (approximately 58% of the Board) are independent.

Term Limits and Board Renewal

The GNCC leads the effort to identify and recruit candidates to join the Board. In this context, the GNCC’s view is that the Board should reflect a balance between the experience that comes with longevity of service on the Board and the need for renewal and fresh perspectives.

The GNCC does not support a mandatory retirement age, director term limits or other mandatory Board turnover mechanisms because its view is that such policies are overly prescriptive; therefore, the Corporation does not have term limits or other mechanisms that compel Board turnover. The GNCC does believe that periodically adding new voices to the Board can help the Corporation adapt to a changing business environment and Board renewal continues to be a priority.

The GNCC reviews the composition of the Board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate to renew the Board (see the “Governance, Nominating and Compensation Committee” section in this Statement of Corporate Governance Practices for further information on the Corporation’s process to identify candidates for election to the Board). Assuming all director nominees are elected at the meeting, all directors will have joined the Board within the last five months.

Board Diversity Policy

The Corporation is committed to enhancing the diversity of the Board. The Corporation’s deep roots in many global jurisdictions inform its perspective on diversity and the Corporation’s view is that its Board should reflect a diversity of backgrounds relevant to its strategic priorities. This includes (but is not limited to) such factors as diversity based on gender, race and ethnicity, as well as diversity of business expertise and international experience.

To achieve the Board’s diversity goals, it has adopted the following written policy:

•

Board appointments will be based on merit, having due regard for the benefits of diversity on the Board, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director;

•

In the director identification and selection process, diversity on the Board, including the factors referenced above, will influence succession planning and be a key criterion in identifying and nominating new candidates for election to the Board; and

2023 MANAGEMENT INFORMATION CIRCULAR/ 24

•	The Board has an ongoing gender diversity target of ensuring at least 30% of directors are women.

Our board reflects a diversity of gender, ethnic and racial backgrounds. Of the 12 directors, 3 directors self-identify as ethnically diverse, and 4 of the 7 independent directors are women. Therefore, if all of the director nominees are elected at the meeting, 25% of the Board will continue to be ethnically diverse, and 57% of the independent directors and approximately 33% of the entire Board will be women.

	Women on the Board

Number	Percentage	Minimum Target Percentage	Target Met
4	33%	30%	Met

The GNCC is responsible for implementing the Board diversity policy, monitoring progress towards the achievement of its objectives and recommending to the Board any necessary changes that should be made to the policy.

Director Share Ownership Guidelines

The Corporation believes that directors can better represent shareholders if they have economic exposure to the Corporation themselves. The Corporation expects that directors hold a sufficient number of the Class A Shares, restricted shares and/or DSUs having, in the aggregate, a value equal to at least two times their aggregate annual retainer fee for serving as a director of the Corporation, as determined by the Board from time to time. Directors of the Corporation are required to meet this requirement within six years of the date of their appointment.

Director Orientation

The Corporation’s director orientation program consists of private educational sessions with members of senior management and a comprehensive orientation package, which includes information on the Corporation’s various businesses, its culture, its corporate governance practices, its approach to ESG matters and risk management, as well as information regarding the Board and Committees framework in place to manage the Corporation’s affairs and oversee management. Each new director is informed of the expectations that will be placed on them and the commitment they will be asked to make to the Corporation.

Director Education and Site Visits

The Corporation provides regular continuing education for directors. Time is set aside at all regularly scheduled Board meetings for presentations on different areas of the Corporation’s businesses, led by executives responsible for or familiar with these operations. On a rotating basis, directors are provided with an in-depth analysis of a business unit of the Corporation in order to further educate the directors about the Corporation. Directors also receive presentations on new developments and trends in corporate governance and director fiduciary duties as appropriate.

Director dinners, with select management present, are held before or immediately following all regularly scheduled Board meetings, and director education is provided at these dinners by way of presentations on areas relevant to the Corporation’s business. These dinners increase director knowledge of various business activities and initiatives. Often more junior executives are invited to Board dinners in order to provide directors with exposure to “high potential” executives and better enable the Board to assess the Corporation’s bench strength from a succession standpoint.

The Corporation’s quarterly Board materials include a general market report which incorporates detailed information on developed and emerging economies. As well, throughout the course of the year the directors are privy to a number of educational sessions as part of the Board and Committee meetings.

Director Commitments

The GNCC monitors the demands placed on each director’s time and attention outside of their service on the Board. This includes, among other things, reviewing the number of other public company boards that a director sits on to ensure that no director has excessive commitments to other public companies that may result in a reduced ability for the director to provide

2023 MANAGEMENT INFORMATION CIRCULAR/ 25

effective oversight as a Board member. In this regard, each director is required to notify the Chair prior to accepting a directorship at another public company.

The view of the GNCC is that a policy limiting the number of other public company boards that a director can sit on is overly prescriptive and would unnecessarily limit our pool of candidate directors. Instead, the GNCC’s philosophy is to consider all outside commitments of a director in context and make a determination whether each director is able to serve effectively on behalf of the Corporation’s shareholders. The GNCC has determined that all director nominees are able to devote the time and attention required to provide effective oversight as a Board member.

Interlocking Directorships

The GNCC monitors interlocking board and committee memberships among all directors. Board interlocks exist when two directors of one public company sit on the board of another company and committee interlocks exist when two directors sit together on another board and are also members of the same board committee. There are currently no interlocking board or committee memberships among the directors of the Corporation.

Committees of the Board

The Committees of the Board assist in the effective functioning of the Board and help ensure that the views of independent directors are effectively represented:

•	Audit Committee; and
•	GNCC.

The responsibilities of these Committees are each set out in written Charters, which are reviewed and approved annually by the Board. The Charter of each Committee, which includes the position description of its respective Committee Chair, can be found on the Corporation’s website, https://bam.brookfield.com under “Corporate Governance.” It is the Board’s policy that the Committees, must consist entirely of independent directors. Special committees may be formed from time to time to review particular matters or transactions. While the Board retains overall responsibility for corporate governance matters, each standing committee has specific responsibilities for certain aspects of corporate governance in addition to its other responsibilities, as described below.

Audit Committee

The Audit Committee is responsible for monitoring the Corporation’s systems and procedures for financial reporting and associated internal controls, and the performance of the Corporation’s external and internal auditors. It is responsible for reviewing certain public disclosure documents before their approval by the full Board and release to the public, such as the Corporation’s quarterly and annual financial statements and management’s discussion and analysis. The Audit Committee is also responsible for recommending the independent registered public accounting firm to be nominated for appointment as the external auditor, and for approving the assignment of any non-audit work to be performed by the external auditor, subject to the Audit Committee’s Audit Policy. The Audit Committee meets regularly in private session with the Corporation’s external auditor and internal auditors, without management present, to discuss and review specific issues as appropriate. In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under Canadian and U.S. securities laws, in that their directors’ fees must be and are the only compensation they receive, directly or indirectly, from the Corporation. Further, the Audit Committee requires that all its members disclose any form of association with a present or former internal or external auditor of the Corporation to the Board for a determination as to whether this association affects the independent status of the director.

For so long as the Corporation is required to provide financial information to its shareholders, the Corporation’s Audit Committee will have the right to engage directly with our external and internal auditors and to be involved in the preparation of quarterly and annual financial statements and management’s discussion and analysis for Brookfield Asset Management ULC.

As at April 20, 2023, the Audit Committee was comprised of the following four directors: Messrs. Coutu (Chair) and Johnson and Mses. Gilbert and Kirkby. The Board has determined that all of these directors are independent for Audit Committee service and financially literate, and that Mr. Coutu is qualified as a “designated financial expert.” Mr. Coutu has a Master of

2023 MANAGEMENT INFORMATION CIRCULAR/ 26

Business Administration degree and over 26 years of experience in investment banking and corporate finance. He is the former President and CEO of Canadian Oil Sands Limited. Ms. Gilbert has a Master of Business Administration degree from Columbia Business School and is a Chartered Financial Analyst (“CFA”) and Chartered Alternative Investments Analyst charterholder. Ms. Gilbert is the chair of the Glasgow Financial Alliance for Net Zero’s Advisory Panel of technical experts as well as a member of its CEO Principals Group and serves as Chairwoman of the Investment Committees of both the David Rockefeller Fund and the Synergos Institute. Mr. Johnson has a Master of Business Administration degree from the UCLA Anderson School of Management and is a CFA charterholder. Mr. Johnson held several investment and wealth management positions with the Stanford Management Company, Bel Air Investment Advisors and Salomon Smith Barney (acquired by Morgan Stanley). Mr. Johnson is Founding Partner and CEO of Sequoia Heritage, a global, evergreen private investment partnership. Ms. Kirkby holds an Accounting degree from Glasgow Caledonian University and is a Fellow of the Chartered Institute of Management Accountants. Ms. Kirkby has held a number of positions over the past two decades in telecom and digital communications. Ms. Kirkby is the President and CEO of Telia Company.

For more information about the Audit Committee as required by Part 5 of National Instrument 52-110 — Audit Committees (“NI 52-110”), see “6.C Board Practices - Audit Committee” on page 124 of the Annual Report, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Governance, Nominating and Compensation Committee

It is the responsibility of the GNCC, in consultation with the Chair, to assess from time to time the size and composition of the Board and its Committees; to review the effectiveness of Board operations and its relations with management; to assess the performance of the Board, its Committees and individual directors; to review the Corporation’s statement of corporate governance practices and to review and recommend the directors’ compensation. The Board implements a formal procedure for evaluating the performance of the Board, its Committees and individual directors – the GNCC will review the performance of the Board, its Committees and the contribution of individual directors on an annual basis (see the “Board, Committee and Director Evaluation” section in this Statement of Corporate Governance Practices for further information on the annual director evaluation process).

The GNCC is also responsible for reviewing the credentials of proposed nominees for election or appointment to the Board and for recommending candidates for membership on the Board, including the candidates proposed to be nominated for election to the Board at the annual meeting of shareholders. To do this, the GNCC will maintain an “evergreen” list of candidates to ensure outstanding candidates with needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates will be assessed in relation to the criteria established by the Board to ensure that the Board has the appropriate mix of talent, quality, skills, diversity, perspectives and other requirements necessary to promote sound governance and the effectiveness of the Board. The GNCC is also responsible for overseeing the Corporation’s approach to ESG matters, which includes a review of their ESG initiatives and any material disclosures regarding ESG matters.

The GNCC is also responsible for reviewing and reporting to the Board on management resource matters for the Corporation, including ensuring a diverse pool for succession planning, the job descriptions and annual objectives of senior executives, the form of executive compensation in general including an assessment of the risks associated with the compensation plans and the levels of compensation of the senior executives, including Mr. Flatt in his capacity as the Corporation’s CEO. Mr. Flatt’s compensation in his capacity as the Corporation’s CEO is set by the GNCC. The GNCC also reviews the performance of senior management against written objectives and reports thereon. In addition, the GNCC is responsible for reviewing any allegations of workplace misconduct claims that are brought to the Committee’s attention through the Corporation’s ethics hotline, a referral from the Corporation’s human resources department, or otherwise.

In reviewing the Corporation’s compensation policies and practices each year, the GNCC will seek to ensure the executive compensation program provides an appropriate balance of risk and reward consistent with the risk profile of the Corporation. The GNCC will also seek to ensure the Corporation and our asset management business’ compensation practices do not encourage excessive risk-taking behavior by the senior management team. The participation in long-term incentive plans is intended to discourage executives from taking excessive risks in order to achieve short-term unsustainable performance.

All members of the GNCC meet the standard director independence test in that they have no relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of their independent judgment. The Board has adopted a heightened test of independence for all members of the GNCC, which entails that the Board has determined that no

2023 MANAGEMENT INFORMATION CIRCULAR/ 27

GNCC member has a relationship with senior management that would impair the member’s ability to make independent judgments about the Corporation’s executive compensation. This additional independence test complies with the test in the listing standards of the NYSE. Additionally, the GNCC evaluates the independence of any advisor it retains in order to comply with the aforementioned NYSE listing standards.

In addition, on an annual basis, the GNCC reviews and recommends for approval to the Board, a number of the Corporation’s conduct guidelines and corporate policies, including the Code of Business Conduct and Ethics (the “Code”) and guidelines which apply to the Corporation’s investment and capital markets activities, including the thresholds and other criteria governing when such activities can be approved by management and when Board approval is required.

As at April 20, 2023, the GNCC was comprised of the following three directors: Mses. Garfield and Noble and Mr. Coutu, all of whom are independent directors.

Board, Committee and Director Evaluation

The Board believes that a regular and formal process of evaluation improves the performance of the Board as a whole, the Committees and individual directors. A survey will be sent annually to independent directors inviting comments and suggestions on areas for improving the effectiveness of the Board and its Committees. The results of this survey will be reviewed by the GNCC, which will make recommendations to the Board as required. Each independent director will also receive a self-assessment questionnaire and all directors will be required to complete a skill-set evaluation which will be used by the GNCC for planning purposes.

The Chair will hold private interviews with each non-management director annually to discuss the operations of the Board and its Committees, and to provide any feedback on the individual director’s contributions. This interview process also includes a peer review, where each director is asked to provide feedback to the Chair on the performance of their colleagues on the Board. The Chair reports on these interviews to the GNCC as a basis for recommending to the Board measures to improve individual director performance and the overall effectiveness of the Board.

Board and Management Responsibilities

Separate Chair and CEO

The Corporation formally separates the positions of Chair and CEO. The Chair is Mr. Carney and the CEO is Mr. Flatt. Since the Board has not appointed an independent Chair, the Board has appointed Mr. Coutu as Lead Independent Director. The Board has adopted written position descriptions for each of the Chair, the Lead Independent Director and CEO, which are summarized below, as well as position descriptions for each Committee chair. These position descriptions are reviewed annually by the Board and posted on the Corporation’s website, https://bam.brookfield.com under “Corporate Governance.”

The Chair manages the business of the Board and ensures that the functions identified in the Board’s Charter are being carried out effectively by the Board and its Committees. In addition, the Chair is responsible for: approving the agenda for each Board meeting after consultation with the CEO, President, CFO and Corporate Secretary; ensuring directors receive the information required to perform their duties; ensuring an appropriate committee structure is in place; providing an evaluation system to assess the performance of the Board as a whole, the Committees and individual directors; and working with the CEO and senior management of the Corporation in monitoring progress on strategic planning, policy implementation and succession planning. The Chair also presides over all private sessions of the independent directors of the Board that take place following each Board meeting and is responsible for ensuring that matters raised during these meetings are reviewed with management and acted upon.

The Lead Independent Director is generally responsible for facilitating the functioning of the Board independent of management and the non-independent Chair. The responsibilities of the Lead Independent Director include: maintaining and enhancing the quality of corporate governance; coordinating the activities of the other independent directors; consulting and communicating directly with shareholders of the Corporation and other stakeholders, when appropriate; presiding over all private sessions of the Corporation’s independent and unaffiliated directors and ensuring that matters raised during these meetings are reviewed with the CEO and Chair and acted upon in a timely fashion; providing leadership to the Board if circumstances arise in which the Chair may be, or may be perceived to be, in conflict, in responding to any reported conflicts

2023 MANAGEMENT INFORMATION CIRCULAR/ 28

of interest, or potential conflicts of interest, arising for any director; and calling meetings of the independent directors, if necessary.

The CEO provides leadership to the Corporation and, subject to approved policies and direction by the Board, manages the business and affairs of the Corporation and oversees the execution of its strategic plan. In addition, the CEO is responsible for the following functions: presenting to the Board for approval an annual strategic plan for the Corporation; presenting to the Board for approval the Corporation’s capital and operating plans on an ongoing basis; acting as the primary spokesperson for the Corporation; presenting to the Board for approval an annual assessment of senior management and succession plans; appointing or terminating senior executives of the Corporation; setting the direction for the Corporation’s approach to ESG within its corporate and asset management activities; and, together with the CFO, establishing and maintaining controls and procedures appropriate to ensure the accuracy and integrity of the Corporation’s financial reporting and public disclosures.

Management’s Relationship to the Board

The Corporation’s senior management team reports to and is accountable to the Board. Members of management attend Board meetings at the invitation of the Chair, and Committee meetings at the invitation of the respective Committee Chair.

The information provided by management to directors is critical to Board effectiveness. In addition to the reports presented to the Board and its Committees at meetings, the directors are also kept informed by management on a timely basis of corporate developments and key decisions taken by management in pursuing corporate objectives. The directors annually evaluate the quality, completeness and timeliness of information provided by management to the Board.

Strategic Planning

The Board oversees the Corporation’s strategy to provide world-class alternative asset management services on a global basis, focused on renewable power and transition, infrastructure, private equity, real estate and credit. To facilitate this strategy, the Corporation develops an annual business plan to ensure the compatibility of shareholder, Board and management views on the Corporation’s strategic direction and performance targets, and the effective use of shareholder capital. The Board meets once a year at an annual strategy session to review the strategic initiatives and annual business plan submitted by senior management.

At the Board’s annual strategy session, the Board reviews the Corporation’s business model, which is to grow fee-related earnings and distributable earnings by raising fee-bearing capital in various forms from institutional and public market investors. The Corporation is able to raise capital by creating new investment strategies that help its clients meet their financial objectives and by generating attractive risk-adjusted returns for its clients. In order to deliver strong performance returns on its funds, the Corporation utilizes its global reach to identify and acquire high quality assets at favorable valuations, finance them prudently, and then seek to enhance the cash flows and values of these assets through established operating business groups. The Corporation’s strategic plan is designed to achieve attractive long-term total returns for shareholders while minimizing risk and enhancing value across our various stakeholder groups in the best interests of the Corporation. At the annual strategy session, the Board evaluates the strategic plan and management’s annual accomplishments versus the corporate objectives set forth in the plan.

The Board must approve the annual business plan, which provides a mandate for senior management to conduct the affairs of the Corporation within the terms of the plan. Other than in 2023, this occurs in November of each year, where the Board reviews and provides input into management’s business plan for the coming year. Material deviations from the approved annual business plan are reported to and considered by the Board.

Time is spent at each Board meeting discussing the Corporation’s strategy with management in the context of corporate opportunities and strategic initiatives across the organization. On a quarterly basis, the Board reviews the current global economic climate as applicable to the Corporation and its business, in the event that adjustments to the Corporation’s strategy may be considered.

2023 MANAGEMENT INFORMATION CIRCULAR/ 29

Risk Management Oversight

Managing risk is an integral part of the Board’s activities. The Corporation has established a risk management framework for managing risks across the organization and the Board has overseen the development of a disciplined and focused approach to risk management.

Given the diversification and scope of the Corporation’s operations, the Corporation seeks to ensure that risk is managed as close to its source as possible, and by management teams that have direct and ongoing knowledge and expertise in the business or risk area. As such, business specific risks are generally managed at the business unit level, as the risks vary based on its unique business and operational characteristics. At the same time, a coordinated approach to risks with the potential to impact the asset management franchise as a whole is utilized, as well as risks that tend to be more pervasive and correlated in their impact across the organization. A coordinated approach is also emphasized where management can bring together specialized knowledge to better manage such risks.

At least quarterly, management reports to the Board and its Committees on developments and progress made on strategies for managing key risks.

The Board has governance oversight for risk management with a focus on the more significant risks facing the Corporation, and builds upon management’s risk assessment processes. The Board has delegated responsibility for the oversight of specific categories of risks to its Committees as follows:

Audit Committee

Oversees the management of risks related to the Corporation’s systems and procedures for financial reporting, as well as for associated audit processes (both internal and external). Part of the Audit Committee’s responsibilities is the review and approval of the internal audit plan, which is designed to ensure alignment with risk management activities and organizational priorities.

Governance, Nominating and Compensation Committee

Oversees the risks related to the Corporation’s governance structure and management resource matters, including the effectiveness of Board and Committee activities and potential conflicts of interest, succession planning, executive compensation, and the job descriptions and annual objectives of senior executives, as well as performance against those objectives.

2023 MANAGEMENT INFORMATION CIRCULAR/ 30

Environmental, Social and Governance Management

ESG at Brookfield

Our business philosophy is based on our conviction that acting responsibly toward our stakeholders is foundational to operating a productive, profitable and sustainable business, and that value creation and sustainable development are complementary goals. This view has been underpinned by what Brookfield has learned throughout its 100+ year heritage as an owner and operator of long-term assets, many of which form the backbone of the global economy. Our long-term focus lends itself to robust ESG programs throughout our businesses and underlying operations, which has always been a key priority for us.

While ESG principles are embedded in how we run our business, Brookfield formalized its approach with the publication of Brookfield’s ESG principles in 2016. In 2022, Brookfield developed a global ESG Policy incorporating its practices related to operationalizing its ESG principles. This document codifies Brookfield’s longstanding commitment to integrating ESG considerations into our decision-making and day-to-day asset management activities. This policy is reviewed annually and updated on an as-needed basis by senior executives at Brookfield as well as each of Brookfield’s business groups.

Brookfield’s ESG policy outlines our approach to ESG which is based on the following guiding principles:

Mitigate the impact of our operations on the environment:

–   Strive to minimize the environmental impact of operations and improve our efficient use of resources over time

–   Support the goal of net zero greenhouse gas (“GHG”) emissions by 2050 or sooner

Ensure the well-being and safety of employees:

–   Foster a positive work environment based on respect for human rights, valuing diversity, and having zero tolerance for workplace discrimination, violence or harassment

–   Operate with leading health and safety practices to support the goal of zero serious safety incidents

Uphold strong governance practices:

–   Operate to the highest ethical standards by conducting business activities in accordance with the Code

–   Maintain strong stakeholder relationships through transparency and active engagement

Be good corporate citizens:

–   Ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions

–   Support philanthropy and volunteerism by our employees

ESG Governance

Robust ESG programs throughout our businesses and underlying operations is a key priority. We understand that good governance is essential to sustainable business operations. The Board, through its GNCC, has oversight of Brookfield’s ESG strategy and receives regular updates on Brookfield’s ESG initiatives throughout the year. Our ESG programs are supported by senior executives and experts within our asset management business, who are charged with primary accountability for driving ESG initiatives based on business imperatives, industry developments and best practices. This model facilitates the ability to leverage Brookfield’s extensive industry and operational expertise and align our ESG priorities. In each case, our ESG initiatives are supported by asset management professionals from each of these constituencies.

ESG Integration into the Investment Process

During the initial due diligence phase of an investment, we proactively identify material ESG risks and opportunities relevant to the particular asset. We leverage our investment and operating expertise and utilize Brookfield’s ESG Due Diligence Guidelines which may include the incorporation of the engagement guide published by the Sustainability Accounting Standards Board guidance. In 2022, Brookfield enhanced its ESG Due Diligence Guidelines with the addition of a comprehensive climate change risk assessment. Brookfield also added a separate human rights and modern slavery risk assessment to its ESG Due Diligence Guidelines with the objective of mitigating the risks of modern slavery and human rights violations, including within supply chains. Where appropriate, we perform deeper due diligence, working with internal experts and third-party advisors as needed.

2023 MANAGEMENT INFORMATION CIRCULAR/ 31

All investments made by Brookfield must be approved by the applicable investment committee, which makes its decision based on a set of guidelines. To facilitate this, investment teams outline for the committee all material information concerning the investment, including (among other things) the merits of the transaction and material risks, mitigants and opportunities for improvement, which include opportunities and risks relating to bribery and corruption risks, health and safety risks, and environmental, social, and other ESG considerations.

As part of each acquisition, investment teams create a tailored integration plan that includes, among other things, material ESG-related matters for review or execution. Brookfield looks to advance ESG initiatives and improve ESG performance to drive long-term value creation, as well as to manage any associated risks. We have witnessed and continue to see a strong correlation between managing these considerations and enhancing investment returns. It is the responsibility of the management teams within each portfolio company to manage ESG risks and opportunities through the investment’s life cycle, supported by the applicable investment team. The combination of having local accountability and expertise in tandem with our investment and operating capabilities is important when managing a wide range of asset types across jurisdictions.

When preparing an asset for divestiture, we create robust business plans outlining potential value creation deriving from several different factors, including ESG considerations. We also prepare both qualitative and quantitative data that summarize the ESG performance of the investment and provide a holistic understanding of how we have managed the investment.

Below is a summary of some of the ESG initiatives that Brookfield undertook in 2022. For additional information, please refer to Brookfield’s latest ESG report.

Environmental

Climate change mitigation and adaptation continues to be a key area of focus and Brookfield has made progress in a number of areas.

TCFD Alignment

Since becoming supporters of the Task Force on Climate-related Financial Disclosures (“TCFD”) in 2021, Brookfield has made progress on aligning with the TCFD’s recommended disclosures. Over the last year, we completed a climate risk management review to better understand the physical and transition risk and opportunities profile across our businesses. We are leveraging those results to identify improvement opportunities in approaching climate change mitigation and adaptation and continue to work to integrate those considerations into Brookfield’s asset management business, as well as its operating businesses and portfolio companies. Brookfield’s climate risk management methodology is aligned with the TCFD’s recommendations, and we are working towards publishing our inaugural 2022 TCFD report in the first half of 2023.

Commitment to Net Zero

Brookfield has become a signatory to the Net Zero Asset Managers initiative (“NZAM”), to further our commitment to support the transition to a net zero carbon economy. NZAM is a group of international asset managers committed to supporting the goal of net zero GHG emissions by 2050 or sooner. To fulfill this commitment, our asset management business is commencing to take account of emissions, prioritize emissions reductions across Brookfield’s businesses, and work towards publishing disclosures in line with the recommendations of the TCFD.

In 2022, Brookfield submitted its 2030 net zero interim target, setting out our commitment to reduce emissions by two-thirds by 2030 across $147 billion (approximately one-third) of its assets under management from a 2020 base-line year.1

An integral part of Brookfield’s net zero commitment is the allocation of capital towards climate solutions. Our interim emissions target is comprised of assets across our businesses, including real estate, infrastructure, private equity, and renewable power and transition. In setting our interim target, we focused on investments where:

i.	We have control and therefore sufficient influence over the outcomes;
ii.	We could identify and implement actionable initiatives in the near term, and;
iii.	We assessed it to be value accretive to do so over the life of the investment.

1 Expressed as a percentage of total assets under management excluding Oaktree Capital Management.

2023 MANAGEMENT INFORMATION CIRCULAR/ 32

Our intention is to increase the proportion of assets to be managed in line with net zero annually or as frequently as possible, consistent with our ambition to reach 100% over time. Our net-zero interim target includes Scope 1 and 2 emissions of Brookfield’s portfolio companies or otherwise the majority of “financed emissions”.2

To support our progress towards achieving our net-zero ambition, our focus over the past year has been on building teams and devoting additional resources to facilitate the development of credible decarbonization plans across all assets under management. In undertaking this work, we will focus our net-zero efforts on investments where we have the best opportunity to achieve measurable positive outcomes.

In addition to the work that we are undertaking with our existing assets, we recently launched Brookfield Global Transition Fund (“BGTF”), which is the largest of its kind in the world with $15 billion dedicated to accelerating the global transition to net zero. BGTF is an important component of our net-zero strategy and will pursue opportunities only where we can make measurable positive impact, including through the development of additional clean power capacity or decarbonizing carbon-intensive businesses.

Social

Diversity, Equity and Inclusion

We recognize that our success depends upon the quality, capabilities and commitment of our people across our businesses. Developing our over 2,500 investment and asset management employees and ensuring their continued engagement is therefore one of our top priorities. We aim to create an environment that is built on strong relationships and conducive to developing our workforce, and where individuals from diverse backgrounds can thrive. We continue to work on ensuring that our talent attraction and retention efforts and our diversity, equity and inclusion efforts are in line with best practices.

Brookfield’s approach to diversity, equity and inclusion has been deliberate and is integrated into our human capital development processes and initiatives. Specifically, over the last five years3, Brookfield has approximately doubled its employee population and female representation at the most senior levels of the organization; female representation among managing partners/managing directors increased from 10% to 19%, and among senior vice presidents from 17% to 32%. Brookfield has established a global process for employees to self-identify their ethnicity. This information assists Brookfield in identifying specific areas of focus related to increasing ethnic diversity. These results demonstrate Brookfield’s current state of diversity as at April 1, 2023:

Global Ethnic Diversity Metrics
White	50%
Asian	30%
Black	5%
Hispanic	3%
Two or More Races	6%
Did Not Respond or Declined to Self-Identify	6%

Having a diverse workforce reinforces our culture of collaboration and strengthens our ability to develop team members and maintain an engaged workforce. We seek to foster a diverse and inclusive workplace by ensuring leaders understand their role in creating an inclusive environment and by maintaining a focus on disciplined talent management processes that seek to mitigate the impact of unconscious bias. We believe that these priorities are foundational to our success in enhancing diversity and inclusion within the workplace, where career advancement is directly tied to performance and to alignment with our values of making decisions with intense collaboration and a long-term focus.

2 Excludes Scope 3 emissions in investments where Brookfield does not have control.

3 From December 31, 2017 to December 31, 2022.

2023 MANAGEMENT INFORMATION CIRCULAR/ 33

Occupational Health and Safety

Occupational health and safety continues to be integral to how we manage our businesses. As health and safety risk varies across industries, sectors, and the nature of operations, we emphasize the importance of our operating businesses having direct accountability and responsibility for managing and reporting risks within their operations, with Brookfield providing support and strategic oversight at the business’ board (or similarly situated governance body). For details on our health and safety framework, as it relates to our operating businesses, please refer to Brookfield’s latest ESG report.

Human Rights and Modern Slavery

Brookfield is committed to conducting our business in an ethical and responsible manner. We continue to work to identify and prevent potential human rights and modern slavery violations within our business environment, including supply chains, and we look for ways to support the promotion of human rights. Our approach to addressing human rights, including modern slavery, is designed to be commensurate with the risks we face, which vary based on jurisdiction, industry and sector. Brookfield has a modern slavery and human trafficking policy that provides guidance on measures to prevent and detect modern slavery. In addition, we have several other policies and procedures that provide guidance on the identification of human rights and modern slavery risks and the steps to be taken to mitigate these risks. These include our Code of Conduct, Vendor Management Guidelines, including the Vendor Code of Conduct, ESG Due Diligence Guidelines, Anti-Bribery and Corruption Policy, Anti-Money Laundering and Trade Sanctions Policy and Whistleblowing Policy. Our portfolio companies’ senior management teams are each responsible for identifying and managing the human rights risks, including modern slavery, for their individual businesses.

All employees receive training pertaining to modern slavery as part of the onboarding process and access ongoing training, as necessary. Additional training relevant to applicable regions and roles, particularly in higher-risk functions such as procurement is provided. We also encourage employees, suppliers and business partners to report concerns in accordance with our Whistleblowing Policy.

We are cognizant of the fact that the risks of human rights, modern slavery and human trafficking are complex and evolving, and we will continue to work on addressing these risks in our business.

Governance

We recognize that strong governance is essential to sustainable business operations, and we aim to conduct our business according to the highest ethical and legal standards.

Stewardship and Engagement

Brookfield is one of the largest owners and operators of real assets globally. In managing our assets, we utilize our active asset management approach to collaborate directly with our portfolio companies to facilitate the implementation of sound ESG practices that are essential for resilient businesses, while creating long-term value for our investors and stakeholders.

In addition, Brookfield utilizes its Proxy Voting Guidelines to ensure that we are voting proxies in our investors’ best interests, in accordance with any applicable proxy voting agreements and consistent with the investment mandate. While our public securities holdings are modest relative to our assets under management, we considered it important to formally record the variety of ESG factors that we assess in determining whether voting a proxy is in the client’s best interests, including gender equality, board diversity, ecology and sustainability, climate change, ethics, human rights, and data security and privacy. As part of our Proxy Voting Guidelines, Brookfield has created a Proxy Voting Committee that comprises senior executives across Brookfield and oversees proxy voting across our holdings. These guidelines also uphold our strong commitment to ESG practices, and our stance concerning climate risk, human rights, and diversity, equity and inclusion.

ESG Regulation

We aim to uphold strong governance practices, and we actively monitor proposed and evolving ESG legislation, regulation and market practices in all jurisdictions in which we operate. This includes, for example, the European Union (“EU”) Sustainable Finance Disclosure Regulation and EU Taxonomy Regulation as well as the newly announced International

2023 MANAGEMENT INFORMATION CIRCULAR/ 34

Sustainability Standards Board. We seek to continuously improve and refine our processes by actively participating in the development and implementation of new industry standards and best practices.

Data Privacy and Cybersecurity

Data privacy and cybersecurity remain key focus areas for us. We have a mature cybersecurity program centered around effective proactive risk management and which takes into consideration applicable regulatory requirements and stakeholder expectations. In 2022, Brookfield undertook initiatives to further reduce cyber risk and enhance our data protection and threat-intelligence capabilities, including improving our processes for third-party risk management. Security awareness and training, including monthly social engineering testing, continue to be a core component of our cybersecurity program. We believe a culture where staff understand the risks related to cybersecurity and are engaged is critical to their role in mitigating those risks. All new employees receive cybersecurity training as part of their onboarding and training on an ongoing basis. For higher risk roles or in circumstances where social engineering tests have been failed, additional training is provided.

Cybersecurity is a priority at the highest level of the organization. The Board plays an active role in overseeing how we manage cyber risk, and receives quarterly updates on cyber and information technology risks. The cybersecurity program is governed through Brookfield’s advisory committee made up of key leaders from our business groups to ensure our program is aligned to business objectives and effective risk mitigation. The program is reviewed and evaluated on a regular basis, at a minimum annually, against the evolving threat landscape, the changing regulatory environment, and our security risk posture. In addition, we conduct regular external-party assessments of our program maturity based on the NIST Cybersecurity Framework.

ESG Affiliations and Partnerships

Finally, we continue to align our business practices with frameworks for responsible investing and are an active participant in industry forums and other organizations. Brookfield is a signatory to the United Nations Principles for Responsible Investment (“PRI”), which demonstrates our ongoing commitment to responsible investment and ESG best practices. As a participant in organizations like the PRI, the TCFD and NZAM, we are committed to ongoing engagement and stewardship and the promotion of leading ESG practices—both with our portfolio companies and with the broader asset management industry—that are designed to enhance the value of our assets and businesses. In addition, through Brookfield’s membership in these organizations and other industry forums, we remain actively involved in discussions aimed at advancing ESG awareness across private and public markets and enhance our reporting and protocols in line with evolving best practices.

Communication and Disclosure Policies

The Corporation has a disclosure policy (the “Disclosure Policy”) that summarizes its policies and practices regarding public disclosures of information to investors, analysts and the media. The Disclosure Policy ensures that the Corporation’s communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. The Disclosure Policy is reviewed annually by the Board and is posted on the Corporation’s website, https://bam.brookfield.com under “Corporate Governance.”

The Corporation keeps its shareholders informed of progress and developments through a comprehensive annual report, quarterly interim reports and periodic news releases. The Corporation’s website provides summary information on the Corporation and ready access to its published reports, news releases, statutory filings and supplementary information provided to analysts and investors. The Corporation may, subject to applicable securities laws, disseminate important information exclusively via its website and shareholders and others should consult the website to access this information regarding the Corporation and its affairs.

Management will meet with the Corporation’s shareholders at the annual investor day in New York (“Investor Day”), and are available to respond to questions at these events. At Investor Day, management makes presentations to shareholders, investors and analysts on our recent performance, our plans for the future and our prospects. Shareholders who wish to contact the Chair or other Board members can do so through the Corporate Secretary of the Corporation by phone at 1-866-989-0311 or by email at bam.enquiries@brookfield.com.

2023 MANAGEMENT INFORMATION CIRCULAR/ 35

The Corporation also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investors and investment analysts and hosts quarterly conference calls by webcast to discuss the Corporation’s financial results, with a transcript of these calls posted on the Corporation’s website. Management ensures that the media are kept informed of developments on a timely basis and have an opportunity to meet and discuss these developments with the Corporation’s designated spokespersons.

Code of Business Conduct and Ethics

The Corporation’s policy is that all its activities be conducted with the utmost honesty, integrity, fairness and respect and in compliance with all legal and regulatory requirements. To that end, the Corporation maintains the Code, a copy of which is available on the Corporation’s website at https://bam.brookfield.com and has been filed on the Corporation’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov. The Code sets out the guidelines and principles for how directors and employees should conduct themselves as members of our team. Preserving our corporate culture is vital to the organization and following the Code helps us do that.

All directors, officers and employees of the Corporation are required to provide a written acknowledgment upon joining that they are familiar with and will comply with the Code. All directors, officers and employees of the Corporation are required to provide this same acknowledgment annually. The Board reviews the Code annually to consider whether to approve changes in the Corporation’s standards and practices.

2023 MANAGEMENT INFORMATION CIRCULAR/ 36

PART FOUR – DIRECTOR COMPENSATION AND EQUITY OWNERSHIP

Director Compensation

Compensation Elements

The compensation program of the Board for the 2022 fiscal year was as follows (in U.S. dollars):

Compensation Elements	Amount (a)	Comments

Director Retainer	$250,000

Lead Independent Director Retainer	—	No additional compensation is received by the director serving in the capacity of Lead Independent Director.

Audit Committee Chair Retainer	$35,000

GNCC Chair Retainer	$15,000

Audit Committee Member Retainer (Non-Chair)	$10,000

Travel stipend – for non-residents of the Toronto and New York City areas	$15,000

This payment recognizes the time it takes these directors to travel long distances to attend all regularly scheduled meetings, and is in addition to reimbursement for travel and other out-of-pocket expenses.

(a) In 2022, the compensation was prorated to reflect the directors’ service from December 9, 2022 to December 31, 2022.

Members of management who serve as directors of the Corporation do not receive any compensation in their capacity as directors.

The GNCC annually reviews the compensation paid to the non-management directors, taking into account the complexity of the Corporation’s operations, the risks and responsibilities involved in being a director of the Corporation, the requirement to participate in regularly scheduled and special Board meetings, expected participation on Committees and the compensation paid to directors of comparable companies.

In 2022, the directors, excluding Messrs. Beber, Carney, Flatt, Kingston, Madon, Pollock and Ms. Pearson, received annual director compensation having a total aggregate value of $86,014, excluding all other compensation unrelated to Board membership. Directors’ compensation was comprised of cash and other compensation, of $19,324 and DSUs of the Corporation, valued at $66,689, which represented approximately 22% and 78%, respectively, of total compensation paid to these directors during 2022.

Other than cash and DSU compensation set forth in the prior paragraph, no other compensation was paid to non-management directors in relation to their Board membership.

2023 MANAGEMENT INFORMATION CIRCULAR/ 37

2022 Director Compensation

The following table sets out compensation received during 2022 by the Corporation’s directors(a) (in U.S. dollars):

Name	Board Position	Fees Earned in Cash ($)	Share-Based Award (DSUs) ($)(b)		All Other Compensation ($)	Compensation Total ($)(d)
Marcel R. Coutu	Lead Independent Director and Audit Committee Chair	—	18,904	(c)	—	18,904

Olivia (Liv) Garfield	Chair of the GNCC	—	16,699	(c)	—	16,699

Nili Gilbert		8,192	8,192		—	16,384

Keith Johnson		—	17,329	(c)	—	17,329

Diana Noble		11,132	5,566	(c)	—	16,698

Total		19,324	66,690		—	86,014

(a)

Messrs. Beber, Carney, Flatt, Kingston, Madon, Pollock and Ms. Pearson do not receive any compensation in their capacity as directors of the Corporation. For Messrs. Flatt, Kingston, Madon and Pollock’s compensation as Named Executive Officers (as defined in this Circular), see pages 57 to 59 of this Circular.

(b)	The value of each DSU is equal to the closing price of a Class A Share on the NYSE on the grant date of the DSU.
(c)	Includes annual travel stipend to eligible directors of $15,000 prorated to reflect each director’s service from December 9, 2022 to December 31, 2022.
(d)	Total compensation figures have been prorated to reflect the director’s service from December 9, 2022 to December 31, 2022.

Directors are also reimbursed for travel and other out-of-pocket expenses incurred to attend Board or Committee meetings. During 2022, the directors, excluding Messrs. Beber, Carney, Flatt, Kingston, Madon, Pollock and Ms. Pearson, received an aggregate of $3,781 for reimbursement of such expenses.

The following tables set out information relating to options and other share-based awards granted to directors, excluding Messrs. Flatt, Kingston, Madon and Pollock, whose awards relate to their roles as employees of the Corporation and is disclosed under “Compensation of Named Executive Officers” beginning on page 57 of this Circular.

Outstanding Share-Based Awards as at December 31, 2022 (Named Executive Officer directors excluded)

Non-management directors have DSUs, Escrowed Shares and Options outstanding.

The following table shows the number and market value of share-based awards, vested Escrowed Shares and DSUs, held by the directors at December 31, 2022.

	Escrowed Shares		DSUs

Name	Number of Vested Escrowed Shares (#)	Market Value of Vested Escrowed Shares ($)(a)	Number of Vested DSUs (#)	Market Value of Vested DSUs ($)(b)
Justin B. Beber (c)(d)	—	—	10,112	289,919

Mark Carney (c)(e)	—	—	15,792	452,749

Marcel R. Coutu	—	—	26,507	759,342

Olivia (Liv) Garfield	—	—	—	—

Nili Gilbert	—	—	—	—

Keith Johnson	—	—	—	—

Diana Noble	—	—	—	—

Lori Pearson (c)(d)	—	—	36,525	1,047,174

(a)	The value of the Escrowed Shares is equal to the value of the Class A Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company.
(b)

The market value is based on the closing price of a Class A Share on the TSX on December 30, 2022 of $28.62 (C$38.77 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.7382) and $28.67 on the NYSE as applicable.

(c)

The share based awards for Messrs. Carney and Beber and Ms. Pearson, include DSUs issued by BN which track the value of a Class A Share issued in connection with the DSU Arrangement Adjustments, described on page 44, in their capacity as employees of BN and for Mr. Coutu in his capacity as a director of BN.

(d)

Mr. Beber and Ms. Pearson’s Escrowed Shares were granted in connection with the Escrowed Share Arrangement Adjustments, described on page 44, for BN Escrowed Shares originally granted in their capacity as employees of BN. The market value is based on the closing price of a Class A Share of $28.67 on the NYSE. Mr. Beber has 254,893 unvested Escrowed Shares and Ms. Pearson has 275,122 unvested Escrowed Shares as at December 31, 2022.

(e)	Mr. Carney has 23,688 unvested DSUs as at December 31, 2022.

2023 MANAGEMENT INFORMATION CIRCULAR/ 38

Outstanding Options as at December 31, 2022 (Named Executive Officer directors excluded)

Options
Name and Principal Position	Number of Securities Underlying Unexercised Option (#)	Option Exercise Price ($)	Option Expiration Date	Market Value of Unexercised Options at December 31, 2022 (b) ($)
Justin B. Beber (a)	17,062	17.81	February 16, 2027	185,273
	22,500	17.81	February 16, 2027	244,323
	6,750	14.77	February 22, 2026	93,821
	37,500	14.77	February 22, 2026	521,228
	10,312	16.3	November 22, 2025	127,574
	11,250	17.54	February 23, 2025	125,192
	11,250	17.54	February 23, 2025	125,192
	36,562	12.93	February 24, 2024	575,621
Total	153,186			1,998,224

Mark Carney (a)	75,000	31.46	February 21, 2031	—
	3,441	41.24	February 17, 2032	—
	15,308	41.24	February 17, 2032	—
Total	93,749			—

Lori Pearson (a)	56,250	12.93	February 24, 2024	885,583

(a)	Messrs. Carney and Beber and Ms. Pearson’s Options were granted in connection with the Option Arrangement Adjustments, described on page 44, in their capacity as employees of BN.
(b)

The market value of the options is the amount by which the closing price of the Class A Shares on December 30, 2022 exceeded the exercise price of the options. All values are calculated using the closing price of the Class A Shares on December 30, 2022 on the TSX and on the NYSE, as applicable. The closing price of the Class A Shares on the TSX on December 30, 2022 was $28.62 (C$38.77 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.7382) and on the NYSE was $28.67.

2023 MANAGEMENT INFORMATION CIRCULAR/ 39

Equity Ownership of Directors

Director Share and DSU Ownership Requirements

The Board believes that its directors can better represent the Corporation’s shareholders if they have an alignment of economic interest. Accordingly, directors are required to hold Class A Shares, DSUs and/or Restricted Shares of the Corporation having a value of at least two times their aggregate annual retainer (the “Director Share Ownership Guideline”). This minimum ownership requirement is currently $500,000 for non-management directors. A director must achieve this minimum ownership requirement within six years of joining the Board.

All independent directors are required to receive at least 33.3% of their Annual Retainer in DSUs (see “Long-Term Share Ownership Plans” on pages 51 to 52 of this Circular). Subject to these requirements, all non-management directors have the option of electing to receive their Annual Retainer in DSUs or cash.

Anti-Hedging Policy

In order to maintain the alignment of interests between the Corporation and its directors, the Corporation generally prohibits all directors, including management and affiliated directors, from using derivatives or other financial instruments to retain legal ownership of their shares or share units in the Corporation while reducing their exposure to changes in the Corporation’s share price. Moreover, a director may not hold a short position in any security of the Corporation or its affiliates, either by way of a short sale or by utilizing derivatives. This allows shareholders to determine a director’s true economic exposure to the Corporation’s equity. Under limited circumstances, a director may be permitted to enter into a transaction that has the effect of hedging the economic value of any direct or indirect interests held by the such director, but only to the extent that the transaction (i) is executed and disclosed in full compliance with all applicable rules and regulations; (ii) has been approved by the CEO, President or the CFO and, if appropriate, the GNCC; and (iii) is in respect of interests directly or indirectly held by such director in excess of the interests that such director is required to hold under the Director Share Ownership Guidelines. To date, no director has hedged the economic value of their direct or indirect interests in the Corporation.

Equity Ownership of Directors

The following table sets out the total number of Class A Shares, DSUs and pro rata interest in Class A Shares held by the 12 proposed nominees for election to the Board at the meeting. See pages 11 to 17 of this Circular for information on the individual equity ownership of the director nominees and also ownership of the Partnership as described on page 7.

Holdings As at April 20, 2023 (millions)	Class A Shares(a) (#)	DSUs (#)	Total Class A Shares, Pro Rata Interest in Class A Share (#)

Total	28,265,501	1,232,017	29,497,518

(a)

Includes (i) the directors’ pro rata interests in Class A Shares held by Partners Limited and PVI (on a consolidated basis) and (ii) the directors’ Escrowed Shares, which also represent an indirect pro rata interest in Class A Shares. The value of these indirect pro rata interests is impacted by a number of factors including the terms of their ownership, the capital structure of each company, the value of the Class A Shares held by each company and their net liabilities and preferred share obligations.

2023 MANAGEMENT INFORMATION CIRCULAR/ 40

PART FIVE – COMPENSATION DISCUSSION AND ANALYSIS

	TABLE OF CONTENTS

PART FIVE	COMPENSATION DISCUSSION AND ANALYSIS	41

	Compensation Discussion and Analysis Overview	41

	Overview of the Business in 2022	43

	Distribution and Listing of Brookfield Corporation’s Asset Management Business	44

	Governance, Nominating and Compensation Committee Governance	45

	Compensation Approach	47

	Key Elements of Compensation	48

	Key Policies and Practices to Support Alignment	52

	2022 Compensation Decisions	55

	Chief Executive Officer Ownership Interests in the Corporation	57

	Compensation of Named Executive Officers	57

Compensation Discussion and Analysis Overview

Brookfield’s investment approach is to acquire high quality assets and businesses that are reasonably valued and actively utilize the breadth of our operating experience to enhance the value of what we buy. Once we have optimized the earning profile and the asset has been de-risked, we seek to sell the business opportunistically to realize maximum risk-adjusted returns. Our goal is to create long-term sustainable growth in fee-related earnings and carried interest flow from our alternative investment business that increases long-term shareholder value. We believe that the price of the Class A Shares over the long-term is the most relevant and appropriate measure of whether we have achieved this goal.

Successfully executing on this investment approach requires a management team with a long-term focus on running the business, predicated on collaborative relationships, the discipline to follow our investment strategy in good and more difficult times, and the entrepreneurship to focus on the long-term. In furtherance of our investment approach, we employ a talent management strategy designed to (i) attract people who embrace this long-term focus and demonstrate our values of collaboration, discipline, and entrepreneurship, and (ii) ensure we develop and retain them. The policies and practices we adopt to do this are deliberate. We follow them because they have demonstrably supported, and we believe will continue to support, our long-term approach to running the business.

A critical component of our talent management strategy is our approach to compensation. Our decades of experience has taught us that the approach we take to compensation is essential to executing our long-term business plan. Our approach is designed to:

•

Attract and retain highly qualified and motivated executives who have confidence in, and are committed to, the Corporation’s overall business approach to creating shareholder value over the long-term. To do this, we emphasize:

◾	long-term decision-making with a focus on capital preservation and achievement of risk-adjusted returns; and

◾	collaboration across the organization to ensure we harness the power of the breadth of our platform.

•	Reward consistent performance over the long term, aligned with the interests and expectations of our long-term investors.

Compensation Arrangements Create Alignment of Interests between Shareholders and Management

While the goals of our compensation arrangements are similar to the goals expressed by many companies, the policies and practices we use to achieve these goals differ in certain respects from market convention. Our compensation policies and practices have been shaped to align our executives with our goal of creating exceptional value for our shareholders with a focus on long-term stewardship of the business. More specifically, our compensation programs consistently focus on the long term:

2023 MANAGEMENT INFORMATION CIRCULAR/ 41

•

All executives receive a significant portion of their compensation in the form of equity which vests for a minimum of a 5-year period in arrears. As individuals progress in seniority, more of their compensation is in the form of long-term awards. The Named Executive Officers[4], in aggregate, have on average received approximately 75% of their annual compensation in the form of long-term awards. While CEOs at most large public organizations often receive the majority of their compensation in the form of long-term incentives, the proportion of annual compensation earned by the eight executive officers, which includes the Named Executive Officers (the “Executive Officers”), in the form of awards under long-term ownership plans, and having it vest over a 5-year period, is not typical in the market today.

•

Cash bonuses represent a relatively modest proportion of each Named Executive Officer’s total average annual compensation. Further, Named Executive Officers are eligible to elect to receive their cash bonuses in the form of long-term incentives.

•

Our Option and Escrowed Share awards have a 10-year life. We expect Executive Officers to hold these equity-based awards for several years; moreover, upon exercise and/or exchange, we expect our Executive Officers will retain the majority of the net proceeds in the form of Class A Shares.[5]

•

Executive Officers are required to hold a minimum of five times their salary in Corporation equity and the value of our Executive Officers’ holdings of Corporation shares and share equivalents meets this requirement. The high share ownership across our Executive Officers further demonstrates management’s strong alignment with and belief in the long-term prospects of the business.

•

Management, Executive Officers and directors of the Corporation hold direct, indirect and economic interests in the Corporation representing over 88 million Class A Shares and share equivalents of the Corporation. Put simply, our management team acts like, thinks like, and is a significant owner, alongside all of our shareholders, of the business.

In addition, we have adopted the following policies which further support a long-term ownership focus and alignment with shareholders:

•	Executive Officers are required to hold, for at least one year, an interest in Class A Shares equal to the net proceeds realized on the exercise of options or the exchange of Escrowed Shares.

•	Departing executives forfeit all unvested long-term incentive plans awards unless a different arrangement is specifically approved by the GNCC.

•	Our clawback policy provides for the reimbursement of incentive and equity-based compensation by Executive Officers in the event of restatements or conduct that is detrimental to the business.

In light of the significant long-term nature of our approach to compensation, we do not add performance conditions to our vesting terms. In general, performance vesting involves setting specific performance metrics which the Corporation is required to meet over a specified performance period before executives are entitled to receive value under the long-term plan. It is quite common for these provisions to include performance periods of three years. As noted above, our compensation programs provide for longer vesting periods of five years. We believe that adding short-term performance metrics to our compensation plans would be detrimental to our overall long-term focus. While we are respectful of those who use these metrics, we have reviewed this approach and do not believe it is in the best interests of our shareholders or of the business.

Value creation for our senior management team is virtually 100% based on share price in the long term — we do not provide performance multipliers that pay out for strong performance in a weak market or for achieving internal targets set by management — our management receive value from their equity awards only when our shareholders realize value over the long-term.

[4]	Named Executive Officers includes those individuals listed in the “Overview of the Business in 2022” table on page 43.
[5]	The Named Executives Officers of BN have historically retained a majority of these equity-based awards for over seven years, on average, and this practice is expected to continue for the Corporation.

2023 MANAGEMENT INFORMATION CIRCULAR/ 42

The following sections provide a detailed description of the Corporation’s executive compensation philosophy and programs and the decisions of our GNCC under these programs, as well as the factors considered in making its decisions.

Overview of the Business in 2022

The Corporation’s operations are organized into five principle investment strategies in addition to our corporate and asset management activities. These strategies consist of renewable power and transition, infrastructure, private equity, real estate and other alternatives, including credit. Certain executives who: (i) have responsibility for overall corporate activity; (ii) are in charge of one of the Corporation’s principal business units, divisions or functions; or (iii) perform a similar policy making function for the Corporation are Executive Officers of the Corporation. As at December 31, 2022, there were 8 Executive Officers.

The Corporation’s compensation philosophy described in the Compensation Discussion and Analysis is applicable for all corporate executives; however, the focus is on the compensation of our Named Executive Officers for 2022 who were:

Named Executive Officer	Position
Bruce Flatt	CEO

Bahir Manios	CFO

Connor Teskey	President; CEO, Renewable Power and Transition

Brian W. Kingston	CEO, Real Estate

Cyrus Madon	CEO, Private Equity

Samuel J.B. Pollock	CEO, Infrastructure

The GNCC approves the compensation for the Named Executive Officers and the other Executive Officers of the Corporation.

The Board has charged the Executive Officers with building a global asset management business focused on long-term sustainable growth in cash flows. The following table outlines the key business accomplishments for 2022:

  2022 Business Achievements

•  Completed the distribution of the asset management business and listing of a 25% interest through Brookfield Asset Management Ltd. (NYSE/TSX: BAM)

▪   Gave investors direct access to our asset management business on a pure-play basis for the first time

▪   The Corporation can now be compared on like terms with the other large alternative asset managers, making the security simpler, more easily understood and better appreciated by the market

•  Expanded our asset management activities

▪   Increased assets under management to approximately $800 billion and fee-bearing capital to $418 billion

▪   Raised a record $93 billion of capital

•  Invested or committed $81 billion of capital over the year across our business groups, which included

▪   $10 billion from renewable power and transition

▪   $15 billion from infrastructure

▪   $12 billion from private equity

▪   $17 billion from real estate

▪   $27 billion from credit and other

•  Recorded strong financial results

(a)

We disclose a number of financial measures in this Circular that are calculated and presented using methodologies other than in accordance with U.S. GAAP, which include but are not limited to: distributable earnings, fee revenues and fee-related earnings. See the “Cautionary Statement Regarding the Use of Non-GAAP Measures” on page 65 of this Circular.

2023 MANAGEMENT INFORMATION CIRCULAR/ 43

Distribution and Listing of Brookfield Corporation’s Asset Management Business

On December 9, 2022, BN completed the distribution and listing of 25% of its asset management business pursuant to a plan of arrangement (the “Arrangement”). Upon completion of the Arrangement, the asset management business is owned 75%, directly and indirectly, by BN and 25% by the Corporation. In connection with the Arrangement, a number of adjustments were made to BN’s outstanding long-term incentive awards resulting in grants of long-term incentive awards of the Corporation:

•

Options: Each holder of an option (“BN option”) under BN’s Management Share Option Plans (“BN MSOPs”) disposed of their rights to such BN option to BN in consideration for the grant by BN to such holder of a replacement BN option and the grant by the Corporation to such holder of 0.25 of a replacement option (the “Option Arrangement Adjustments”) pursuant to the Corporation’s Management Share Option Plan (“MSOP”). Except with respect to the exercise price of such replacement options, each of the replacement options under the BN MSOPs and the MSOP have similar terms and conditions, adjusted as appropriate, as the options granted under the BN MSOPs and held by the holders thereof immediately prior to the Arrangement becoming effective. The terms of the BN MSOPs are substantially the same as the MSOP described herein.

•

DSUs: Each holder of a deferred share unit of BN (“BN DSU”) continued to hold such BN DSU following the Arrangement (the value of which continues to reflect the fair market value of a BN Class A Share) and was granted 0.25 of a tracking DSU for each BN DSU held (the value of which reflects the fair market value of a Class A Share) to reflect the reduction in fair market value of the BN DSUs as a result of the Arrangement (the “DSU Arrangement Adjustments”). The tracking DSUs have similar terms and conditions, including as to settlement and vesting, adjusted as appropriate, as the corresponding BN DSUs held by the holder thereof immediately prior to the Arrangement becoming effective. Subsequent to completion of the Arrangement, the Corporation also adopted a deferred share unit plan pursuant to which it grants DSUs (the “DSUP”), the terms of which are substantially the same as BN’s deferred share unit plans.

•

Restricted Share Units: Each holder of a BN restricted share unit (“BN RSU”) continued to hold such BN RSU following the Arrangement (the value of which continues to be based on the fair market value of a BN Class A Share) and was granted BN DSUs to reflect the reduction in the fair market value of the BN RSUs as a result of the Arrangement. The BN DSUs so granted have similar terms and conditions, including as to settlement and vesting, adjusted as appropriate, as the corresponding BN RSUs held by the holder thereof immediately prior to the Arrangement becoming effective. In addition, following the Arrangement, certain holders of BN RSUs on the date the Arrangement became effective received a one-time award of Escrowed Shares in an amount up to one Escrowed Share for every four BN RSUs held, at the discretion of the board of directors of BN (“RSU Arrangement Adjustments”).

•

Escrowed Shares: Prior to completion of the Arrangement, the vesting for the majority of the BN Escrowed Shares (“BN Escrowed Shares”) that were outstanding was accelerated and exchanged for BN Class A Shares (“Exchanged BN Escrowed Shares”) issued from treasury such that holders thereof participated in the Arrangement on the same basis as all other holders of BN Class A Shares. In connection with the Arrangement, each previous holder of an Exchanged BN Escrowed Share was granted a fraction of a BN Escrowed Share (“New BN Escrowed Share”) and a fraction of an Escrowed Share pursuant to the Escrowed Stock Plan to reflect the leverage lost on the early exchange of the Exchanged BN Escrowed Share (the “Escrowed Share Arrangement Adjustments”). The terms of the BN Escrowed Stock Plan are substantially the same as the Escrowed Stock Plan.

On completion of the Arrangement, certain of BN’s executive officers became Executive Officers of the Corporation. As a result, the compensation paid or granted by both BN and the Corporation to such executives in respect of 2022 has been included in the 2022 compensation amounts contained in this Circular.

2023 MANAGEMENT INFORMATION CIRCULAR/ 44

Governance, Nominating and Compensation Committee Governance

Governance, Nominating and Compensation Committee Members and Expertise

Mses. Garfield (Chair) and Noble and Mr. Coutu were appointed to the GNCC on December 9, 2022. Each of the three members of the GNCC are independent and have experience sitting on compensation committees of other companies. The Board believes that the GNCC collectively has the knowledge, skills, experience and background required to fulfill its mandate.

Governance, Nominating and Compensation Committee Mandate

The GNCC has a specific written mandate to review and approve compensation for the Executive Officers. This includes an annual evaluation of the performance of the Named Executive Officers and other Executive Officers. The GNCC makes recommendations to the Board with respect to the compensation of the Named Executive Officers and the Board gives final approval on compensation matters.

The GNCC meets as required, and at least annually, to monitor and review management compensation policies, management succession planning, diversity and the overall composition and quality of the Corporation’s management resources. The GNCC held no meetings in 2022.

Benchmarking Executive Compensation and Compensation Peer Group

Salary and short-term incentives are elements of compensation that can be easily benchmarked; however, long-term incentives are more difficult to benchmark since their value is dependent on the underlying assumptions used by each organization and may not be consistent across organizations. Since long-term incentives are a significant focus of the Corporation’s incentive programs, the GNCC has not defined a peer group or benchmarked Named Executive Officer compensation against a peer group. As described above, the GNCC believes that the Corporation’s current compensation policies have assisted in attracting and retaining top talent and encouraging executives to assess the risks related to their decisions and actions, and minimizing the ability of executives to benefit from taking risks that increase the performance of the Corporation in the short-term at the expense of long-term value. The GNCC also believes that the Corporation’s current compensation policies meet the Corporation’s other objectives, as described under “Compensation Approach” on page 47 of this Circular.

Independent Compensation Advisors

The GNCC has the authority to retain independent compensation advisors. If the GNCC engages outside compensation advisors in the future, it will take appropriate steps to ensure they are independent from, and provide no other services to the Corporation or its management.

Succession Planning

Each year the GNCC will determine whether there are suitable succession candidates for the executive officer positions, including the CEO and other Named Executive Officers. Specifically, the GNCC is provided with a list of potential leadership candidates and reviews the performance, skills, current responsibilities and plans for their continued development. In addition, the GNCC spends time each year reviewing, with management, the performance and development of junior executives. The GNCC believes that this review is important for succession planning purposes and for the compensation awarding process. Brookfield has a long history of developing executives from within rather than hiring externally and the awarding of long-term incentives is an important component of rewarding and retaining these executives.

Diversity

The Corporation is committed to workplace diversity; both ethnic and gender diversity are important to the Corporation’s long-term success and the Corporation actively supports the development and advancement of a diverse group of employees capable of achieving leadership positions. Leadership appointments are solely based on merit, and not on other factors because management and the Board believe that merit should be the guiding factor in determining whether a particular candidate is capable of bringing value to the Corporation. As such, the Board has not adopted formal targets for female representation in executive positions. However, a cornerstone of the Corporation’s succession planning process is a tailored approach to the development and advancement of employees capable of achieving executive officer positions. This tailored

2023 MANAGEMENT INFORMATION CIRCULAR/ 45

approach to developing executives starts with identifying individuals who demonstrate the skills and attributes required to achieve executive officer positions within the Corporation. The progress of these individuals is reviewed annually in order to ensure that each individual is being provided opportunities to achieve their potential. Development opportunities include exposure to a new competency or skill, a transfer between business units, a relocation, a role expansion and other stretch opportunities. Tailoring the development plan for each individual permits the Corporation to consider the needs of the individual, including considerations that are gender-based.

While the Corporation has not adopted formal targets for female representation in executive officer positions, management and the GNCC actively monitor the percentage of females identified as capable of achieving executive officer positions in aggregate, by business unit and by geography. In 2022, of the individuals identified as having the potential to achieve executive officer positions, approximately 40% self-identified as ethnically diverse and approximately 30% were female. Management and the GNCC annually review a summary of high performance employees, including by gender and geography, the type of development opportunities provided to these individuals and changes to their compensation year over year in order to monitor the Corporation’s activities related to increasing female representation in senior management positions.

Compensation Related Risk

Annually, the GNCC will review the Corporation’s compensation approach, policies and practices as well as the Corporation’s incentive plans at the corporate level and within its business units. For 2022, this review was completed on December 7, 2022 by BN’s Management Resources and Compensation Committee (the “Compensation Committee”), prior to the Arrangement becoming effective. In February 2023, the GNCC reviewed and ratified the decisions made by BN’s Compensation Committee.

Going forward, the GNCC will review the terms and conditions of the Long-Term Share Ownership Plans, as well as any proposed amendments, and consider the appropriateness and effectiveness of the plans in the context of current compensation practices, regulatory changes and the Corporation’s objectives. The GNCC will receive an update on the financial arrangements entered into by the Corporation to hedge the impact on the Corporation of future increases in the market price of its Class A Shares against the liability incurred under the Corporation’s DSUP. For 2022, BN’s Compensation Committee determined that the plans are appropriate and effective.

The GNCC will review the Corporation’s compensation policies and practices, including the design of the Corporation’s incentive plans to ensure that they:

•	encourage management to consider the risks associated with their decisions;

•	minimize management’s ability to benefit from taking risks that increase performance in the short-term at the expense of long-term value creation;

•	hold management accountable for their decisions both during employment with and post-departure from the Corporation; and

•	provide discretion to the GNCC, where appropriate, to prevent unintended consequences which either unduly benefit or penalize management.

This review will separately consider businesses that deploy capital (e.g. private fund business) and businesses that do not deploy capital (e.g. fee for service business) since the compensation risks associated with these businesses are different.

BN’s compensation committee (the “Compensation Committee”) reported the results of its 2022 review to BN’s Board of Directors on December 7, 2022. The Compensation Committee did not identify any risks which are reasonably likely to have a material adverse effect to Brookfield. It was concluded that Brookfield’s compensation approach, policies and practices for its executives at the corporate level and within its business units appropriately:

•	encourage executives to consider the risks associated with their decisions and actions; and

•	do not result in the probability that excessive payouts will be made before the outcome of risks are known.

2023 MANAGEMENT INFORMATION CIRCULAR/ 46

In reaching their conclusion, the Compensation Committee considered the following:

•	the emphasis on long-term compensation for executives in businesses that allocate capital including five-year vesting periods and the forfeiture terms related to departure;

•	the fact that the design of incentive arrangements for businesses that deploy capital considers the additional risk relative to businesses that do not deploy capital;

•	the direct link between the payout to the executive and the performance of the businesses; and

•	the timing of payouts to executives who are dedicated to a fund are delayed until the funds’ performance is substantially realized and risk outcomes are determined.

The Compensation Committee also reported that the compensation arrangements for the Named Executive Officers are consistent with the objectives of the Corporation’s compensation program as outlined under “Compensation Approach” on page 47 of this Circular, support the creation of shareholder value over the longer term, as well as the attraction and retention of executives who make decisions with a long-term view, and encourage an assessment of risk related to the decisions made and actions taken. The following practices related to the compensation of the Executive Officers support this conclusion:

•	the highest percentage of total annual compensation is granted as Long-Term Share Ownership Plan awards which vest over five years with overlapping vesting periods;

•	the significant level of equity ownership by management;

•

the significant level of reinvestment of annual incentives into Restricted Shares of the Corporation which must be held for five years or DSUs which are not redeemable until retirement, death or termination of employment, which ensures that management remain exposed to the long-term risks associated with their decision-making;

•	the fact that options and escrowed shares are held well beyond their vesting period and generally until close to their expiry date; and

•	the length of tenure of management with Brookfield.

Compensation Approach

The Corporation’s compensation arrangements are designed to:

•  attract and retain highly qualified and motivated executives who have confidence in, and are committed to, the Corporation’s overall business strategy and who are able and willing to create long-term shareholder value;

•  encourage long-term decision-making with a focus on capital preservation and risk adjusted returns;

The Corporation’s compensation arrangements align management’s interests with those of the Corporation’s shareholders.

Management, Executive Officers and directors of the Corporation hold direct, indirect and economic interests representing over 88 million Class A Shares and share equivalents of the Corporation.

• foster an environment of collaboration and co-operation; • reward consistent performance over the longer term; and • be transparent to the employees and shareholders of the Corporation.

The goal is to align management’s interests with those of the Corporation’s shareholders. This is achieved by basing the most significant portion of management’s rewards, and therefore the opportunity for personal wealth creation, on the value of the Corporation’s shares.

While these are the objectives for compensation arrangements for all executives, the actual arrangements may differ between executives with broader corporate responsibilities and those who operate within specific business units. For example, executives in dedicated fund management groups may have compensation arrangements that also include a component more

2023 MANAGEMENT INFORMATION CIRCULAR/ 47

directly linked to the long-term performance of the fund being managed. However, the payments made under such plans are directly related to the value created for the fund’s investors which will, in turn, benefit the Corporation. The timing of these payments to executives who are dedicated to a fund are therefore delayed until the funds’ performance is substantially realized and risk outcomes are determined. The principles of rewarding risk management and value creation over the long-term, however, remain consistent across each of our businesses. Unless specifically noted otherwise, the remainder of the discussion in this report focuses on the Named Executive Officers but also pertains to executives of the Corporation who have corporate responsibilities.

In order to achieve the objectives set out above, executives receive a substantial portion of their compensation in awards under the Long-Term Share Ownership Plans described on pages 51 to 52 of this Circular which:

•	reinforces the focus on long-term value creation;

•	aligns the interests of executives with other shareholders of the Corporation; and

•	encourages management to follow a rigorous forward-looking risk assessment process when making business decisions.

The emphasis on equity compensation, which has long-term vesting and retention requirements, ensures that our executives make decisions and take risks in a manner that aligns with the long-term interests of shareholders.

Key Elements of Compensation

Total compensation for the Named Executive Officers has been comprised of approximately 16% Base Salary, 11% Annual Management Incentive Plan awards and 73% Long-Term Share Ownership Plan awards.

Total compensation for executives with corporate responsibilities is comprised of the following elements: Base Salary, Annual Management Incentive Plan awards (“Bonus”) and participation in the Corporation’s Long-Term Share Ownership Plans and standard benefits. Total annual compensation awarded to the Named Executive Officers and other senior executives generally does not change significantly from year to year. However, from time to time, the GNCC grants additional discretionary awards to executives who have taken on additional responsibilities and/or as a way to periodically recognize executives who have consistently performed at an exceptional level. These discretionary awards are typically made in the form of participation in a Long-Term Share Ownership Plan. These discretionary awards assist the Corporation in retaining key employees who have the potential to add value to the Corporation over the longer term.

Total compensation for executives who are at earlier stages in their careers also includes awards pursuant to the Corporation’s Long-Term Share Ownership Plans but a larger percentage of their total compensation is in the form of Base Salary and Bonus awards in recognition of their personal needs and to be competitive within the alternative asset management industry. Furthermore, changes in total compensation from year to year may vary more for these executives as they take on increasing responsibility.

As executives progress within the Corporation, they have the opportunity to receive their annual Bonus in DSUs instead of cash under the Corporation’s DSUP or Restricted Shares under the Corporation’s Restricted Stock Plan. This enables executives to increase their ownership interest in the Corporation over time.

The following table provides an overview of each of the elements of compensation, followed by further details related to the Corporation’s Bonus and Long-Term Share Ownership Plans.

2023 MANAGEMENT INFORMATION CIRCULAR/ 48

Element	Purpose	How Determined

Base Salary

•  Deliver the only form of fixed compensation

•  CEO Base Salary is similar to other Executive Officers, subject to cost of living differentials between employment locations

•  Not intended to be the most significant component of an executive’s compensation

• Base Salaries for senior and other executives are reviewed annually to reflect the relative experience and contribution of each executive

Annual Management Incentive Plan (Bonus)

Maximum target annual incentive is 100% of Base Salary

(There is a detailed description of the plan on page 50 and 2022 awards are outlined on page 56 of this Circular)

•  Motivate and reward participants for achieving annual business objectives and for making decisions and taking actions consistent with the Corporation’s long-term focus

•  Foster a collaborative approach to meeting long-term objectives

•  Not intended to be the most significant component of an executive’s compensation

•  Executives may elect to take bonuses in the form of DSUs or Restricted Shares

•  Annual cash bonuses are discretionary, based on individual, team and corporate performance

•  Awards are based on performance and consider the specific operational and individual annual performance targets, but are not formulaic

Long-Term Share Ownership Plans (There is a detailed description of each of the plans on page 51 to 52 and 2022 awards are also outlined on pages 56 of this Circular)

•  Align the executive’s interests with those of the Corporation’s shareholders

•  Foster a collaborative approach to meeting long-term objectives

•  Enable participants to create personal wealth through an increase in the value of the Corporation’s shares

•  Motivate executives to improve the Corporation’s long-term financial success

•  Intended to be the most significant component of an executive’s compensation

•  The Corporation currently operates three Long-Term Share Ownership Plans and executives receive their long-term incentive awards in one of the following Plans:

1. Share Option Plans

▪  MSOP

▪  Non-qualified Management Share Option Plan

2. The DSUP

3. Restricted Stock Plans

▪  Restricted Stock Plan

▪  Escrowed Stock Plan

•  Annual participation in each plan is dependent on the business unit and the level of the executive

•  Named Executive Officers receive their long-term incentive award in the form of Escrowed Shares under the Escrowed Stock Plan

Group Benefits Health Insurance	• Provide health and dental benefits and life and disability insurance coverage	• All employees, including the Named Executive Officers, are eligible to participate in health, dental and insurance plans which vary by location

Retirement Savings Plan	• Provide tax deferred retirement savings

•  All employees, including the Named Executive Officers are eligible to receive an annual contribution to a registered retirement savings plan equivalent to a nominal percentage of Base Salary based on local market practice. The percentage is the same for all executives

• There are no defined benefit pension plans in place for the Named Executive Officers or any other executives

2023 MANAGEMENT INFORMATION CIRCULAR/ 49

Annual Management Incentive Plan (“Bonus Plan”)

The Corporation believes that, given its focus on the long-term when making decisions, the impact of which is difficult to assess in the short-term, a heavy emphasis on annual incentives and a formulaic calculation of awards based on the achievement of annual operational or individual performance targets may not appropriately reflect decisions that are fully aligned with the long-term strategy of the Corporation. Accordingly, the awards made under the Bonus Plan typically represents less than 16% of an Executive Officer’s total compensation.

The GNCC believes that its ability to exercise discretion and judgment is critical to ensuring that annual incentives reflect the assessment of risk in the decisions and actions taken by management and consider unexpected circumstances or events that have occurred during the year. Accordingly, for the Executive Officers, including the Named Executive Officers, the GNCC starts with a review of the management team’s collective performance in meeting the broader business plan objectives. These objectives include both short-term operational goals and objectives related to the implementation of the long-term business strategy. Given the emphasis on long-term value creation, it is not unusual for some of the objectives set at the beginning of the year to change during the year. Each year, the GNCC reviews:

•	the accomplishments during the year;
•	why certain objectives were not met or certain actions were not undertaken; and
•	additional initiatives undertaken by management, which were not contemplated in the initial objectives.

Accordingly, annual incentive awards are determined based on the GNCC’s:

•

assessment of management’s decisions and actions and how those decisions and actions align with the Corporation’s long-term strategy of value creation and how management considered the risks associated with such decisions; and

•	determination of whether any objectives were not met because management made decisions in the best long-term interests of the Corporation or due to factors outside of management’s control.

The compensation structure for Messrs. Flatt, Madon and Pollock includes a Base Salary and Long-Term Share Ownership award only, further reinforcing a focus on long-term decision-making. In addition, given the Corporation’s view that a collaborative approach is fundamental to meeting its long-term objectives, the Bonus Plan awards for the Named Executive Officers tend to be similar in amount and typically do not fluctuate significantly from year to year.

For other executives, the incentive award is based more on the performance of the individual executive (as measured by the achievement of specific objectives) and less on collective performance.

Long-Term Share Ownership Awards

The Corporation’s Long-Term Share Ownership Plans are intended to:

•	Encourage share ownership;
•	Increase executives’ interest in the success of the Corporation;
•	Encourage executives to remain with the Corporation as a result of the delayed vesting of awards; and
•	Attract new members of management by remaining competitive in terms of total compensation arrangements.

2023 MANAGEMENT INFORMATION CIRCULAR/ 50

The Corporation has three types of Long-Term Share Ownership Plans. Awards are made under the following plans:

Award	Key Terms	Basis for Award
Option Plan

Management Share Option Plan and Non-Qualified Management Share Option Plan (collectively, the “Option Plans”)

Options to purchase Class A Shares (“options”) which are settled in Class A

Shares The Option Plans are administered by the Board and described in detail under “Security-Based Compensation Arrangements” on pages 60 to 62 of this Circular

•  10 year term

•  Each award vests 20% per year over five years in arrears

•  No entitlement to dividends

•  Exercise price based on the volume-weighted average price of a Class A Share for the five business days preceding the grant date

•  Generally granted in the first quarter of each year as part of the annual compensation review (b):

○    Number of options is determined based on executive’s level of responsibility and performance

○    Consideration is given to the number and value of previous option awards

•  Also granted:

○    From time to time as additional discretionary awards to executives who have demonstrated an ability to take on additional responsibility or who have consistently performed at a high level

○   In certain circumstances, to executives commencing employment with the Corporation

•  The CEO recommends all awards to the GNCC

•  The GNCC recommends the award for the CEO

•  The Board, at the recommendation of the GNCC, approves all awards

2022 Awards

In connection with the Option Arrangement Adjustments, the Corporation granted a total of 11,285,399 options under the MSOP, representing approximately 2.74% of the Corporation’s Class A Shares on a fully diluted basis.

In total during 2022, 23,625 options with an aggregate in-the-money value of $404,077 were disposed of or exercised.

The Deferred Share Unit Plan
Deferred Share Unit Plan
Settled by a cash payment equal to the value of the Class A Shares

•  Vesting period over five years in arrears

•  DSUs awarded in lieu of an annual cash bonus vest immediately

•  Only redeemed for cash upon cessation of employment through retirement, resignation, termination or death

•  Dividends are received in the form of additional DSUs

•  Annual cash bonus taken in the form of DSUs at the executive’s election

•  A mandatory deferral of a cash bonus in certain businesses

•  Additional discretionary awards may be granted to executives who have demonstrated an ability to take on additional responsibility or who have consistently performed at a high level

2022 Awards

In 2022, the Corporation awarded no DSUs in lieu of cash bonuses. In connection with the DSU Arrangement Adjustments, 4,629,770 tracking DSUs were granted.

2023 MANAGEMENT INFORMATION CIRCULAR/ 51

Award	Key Terms	Basis for Award

Restricted Stock Plans
Restricted Stock Plan

Class A Shares purchased on the open market subject to certain restrictions (“Restricted Shares”)

•  Vesting period over five years

•  Restricted Shares awarded in lieu of an annual cash bonus vest immediately

•  Vested and unvested Restricted Shares must be held until the vesting date (or in certain jurisdictions, until the fifth anniversary of the award date)

•  Dividends are received in the form of cash, unless otherwise elected

•  Annual cash bonus taken in the form of Restricted Shares at the executive’s election

•  A mandatory deferral of a cash bonus in certain businesses

•  Additional discretionary awards are also granted to executives who have demonstrated an ability to take on additional responsibility or who have consistently performed at a high level

•  Occasionally awarded as long-term incentives

2022 Awards

In connection with the Arrangement, each holder of a BN Restricted Share participated in the Arrangement on the same basis as all other holders of BN Class A shares and received one Restricted Share for every four BN Restricted Shares held. As a result, the Corporation granted a total of 1,582,066 Restricted Shares.

Escrowed Stock Plan

Non-voting common shares (“Escrowed Shares”) of one or more private companies (each, an “Escrowed Company”). Each Escrowed Company is capitalized with common shares and preferred shares issued to the Corporation for cash proceeds. Each Escrowed Company uses its cash resources to directly or indirectly purchase Class A Shares on the open market. Regular dividends paid to each Escrowed Company on the Class A Shares acquired by the Escrowed Company will be used to pay dividends on the preferred shares which are held by the Corporation.

•  Typically vest 20% each year commencing on the first anniversary of the date of the award

•  Right to exchange Escrowed Shares for Class A Shares issued from treasury no later than the 10th anniversary of the award date

•  The Class A Shares acquired by an Escrowed Company will not be voted

•  The Class A Shares acquired by the Escrowed Companies are purchased in the open market, thereby limiting dilution for shareholders

•  Generally awarded in the first quarter of each year as part of the annual compensation review and only to the Executive Officers and certain senior management (a)

•  The CEO recommends all awards to the GNCC

•  The GNCC recommends the award for the CEO

•  The Board, at the recommendation of the GNCC, approves all awards

2022 Awards

In connection with the Escrowed Share Arrangement Adjustments, 9,627,399 Escrowed Shares were granted. An additional 2,649,494 Escrowed Shares were granted to certain holders of BN RSUs on a one-time basis in the amount of up to one Escrowed Shares for every four BN RSUs in connection with the RSU Arrangement Adjustments.

(a)

For corporate executives, the annual long-term incentive award is typically in the form of options, Escrowed Shares or occasionally Restricted Shares. The number of options, Escrowed Shares or Restricted Shares awarded is dependent on the executive’s annual target (the “Target”). The Target is a function of the executive’s role, level and contribution. Accordingly, an individual’s Target typically increases over time. The number of options or Escrowed Shares awarded to an executive is calculated as (i) the Target divided by (ii) the price of the Class A Shares at the time the award is determined. In certain circumstances, awards in excess of the Target are granted to executives who have taken on additional responsibility, or who have consistently performed at a high level.

Key Policies and Practices to Support Alignment

The GNCC establishes compensation programs that incorporate leading compensation governance principles. Highlighted below are some of the Corporation’s executive compensation policies and practices that are designed to (i) encourage executives to consider the risks associated with their decisions, (ii) minimize the risk that executives are rewarded in the short-term for actions which are detrimental in the long-term, and (iii) reinforce the alignment of the interests of management with the long-term interests of shareholders.

2023 MANAGEMENT INFORMATION CIRCULAR/ 52

The following table outlines the Corporation’s policies and practices which incorporate leading compensation governance principles:

Policies and Practices:
✓ Require Executive Officers to own a significant interest in the Corporation
✓ Require Executive Officers to hold for at least one year, an interest in Class A Shares equal to the net proceeds realized on an exercise of options or exchange of Escrowed Shares
✓ Provide for reimbursement of incentive and equity-based compensation in the event of restatements or detrimental conduct
✓ Require long-term incentives to vest over five years
✓ Termination provisions generally require departing executives to forfeit unvested awards
✓ Do not provide defined benefit pension plans for any executives
✓ Restrict hedging of shares or share-based incentives

Share Ownership Guidelines

The Executive Officers are required to hold Class A Shares, DSUs, Restricted Shares or other equity securities that own underlying Class A Shares with a value equal to five times Base Salary, based on the market value of the securities held, and which must be attained within five years of being designated as Executive Officers. As at April 20, 2023, all of the Executive Officers who are required to have met the share ownership requirement have done so.

Reimbursement of Incentive and Equity-Based Compensation (Clawback)

Pursuant to the Corporation’s Clawback Policy (the “Clawback Policy”), Executive Officers may be required to pay the Corporation an amount equal to some or all of any cash payments or equity awards granted or paid to an Executive Officer under the terms of any of the Corporation’s incentive compensation or long-term incentives plans (collectively, “Awards”). This payment may be required in the event an Executive Officer is determined to have engaged in conduct which the GNCC determines is detrimental to the Corporation. The GNCC has full and final authority to make all determinations under the Clawback Policy including, without limitation, whether the Clawback Policy applies and if so, the amount of compensation to be repaid or forfeited by the Executive Officer. In order to protect the Corporation’s reputation and competitive ability, Executive Officers may be required to make such a payment if they engage in conduct that is detrimental to the Corporation during or after the cessation of their employment with the Corporation. Detrimental conduct includes any conduct or activity, whether or not related to the business of the Corporation, that is determined in individual cases by the GNCC, to constitute: (i) fraud, theft-in-office, embezzlement or other illegal activity; (ii) failure to abide by applicable financial reporting, disclosure and/or accounting guidelines; (iii) material violations of the Corporation’s Code; or (iv) material violations of the Corporation’s Positive Work Environment Policy (including the sexual harassment related provisions thereof). The Clawback Policy relates to any Awards received: (i) on or after the date the Executive Officer is determined to have engaged in detrimental conduct; and/or (ii) the two (2) year period prior to the date the Executive Officer is determined to have engaged in detrimental conduct. Where it is determined that the Executive Officer engaged in detrimental conduct, the GNCC will have the ability to: (i) require the Executive Officer to re-pay any Award paid to the Executive Officer; (ii) cancel/revoke any prior Award that has not yet vested, and any Award that has vested but has not yet been exercised, to the Executive Officer; and/or (iii) require the Executive Officer to re-pay the cash value realized by the Executive Officer on any Award that has already vested to the Executive Officer. Awards include all plans under which cash payments or equity awards granted or paid are currently being made (DSUs, Escrowed Shares and Restricted Shares) or any plans which are no longer operating but still have outstanding awards.

Hedging of Economic Risks for Personal Equity Ownership

All executives are prohibited from entering into transactions that have the effect of hedging the economic value of any direct or indirect interests by the executive in Class A Shares, including their participation in Long-Term Share Ownership Plans. Under limited circumstances, an executive may be permitted to enter into a transaction that has the effect of hedging the economic value of any direct or indirect interests held by such executive, but only to the extent that the transaction (i) is executed and disclosed in full compliance with all applicable rules and regulations; (ii) has been approved by the CEO, President and CFO and, if appropriate, the GNCC; and (iii) is in respect of interests directly or indirectly held by such

2023 MANAGEMENT INFORMATION CIRCULAR/ 53

individual in excess of the interests that such individual is required to hold under the Share Ownership Guidelines. To date, no executive has hedged the economic value of their direct or indirect interests in the Corporation.

Option Exercise Hold Periods During and Post-Employment

In order to minimize any possibility of executives opportunistically exercising options and selling the securities received at an inappropriate time, and to require share ownership post-employment, Executive Officers are required to continue to hold, for at least one year, an interest in Class A Shares equal to any net after-tax cash proceeds realized from the exercise of options or exchange of Escrowed Shares. This requirement is distinct and in addition to any share ownership guidelines.

Termination and Change of Control Provisions

As a general practice, the Corporation does not provide contractual termination or post-termination payments or change of control arrangements to employees. Specifically, the Corporation has not entered into contractual termination, post-termination or change of control arrangements, employment contracts or golden parachutes with any of its Named Executive Officers.

The following table provides a summary of the termination provisions in the Corporation’s Long-Term Share Ownership Plan. No incremental entitlements are triggered by termination, resignation, retirement or a change in control. Any exceptions to these provisions are approved on an individual basis at the time of cessation of employment. Exceptions are approved by the Chair of the GNCC or the Board, depending on the circumstances.

Long-Term Share Ownership Plan Termination Provisions(a)

Termination Event	DSUs	Options	Restricted Shares / Escrowed Shares

Retirement (as determined at the discretion of the Board)	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Vesting ceases on retirement. Vested options are exercisable until their expiration date. Unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.

Termination Without Cause	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.

Upon the date of termination, unvested options are cancelled and vested options continue to be exercisable for 60 days(b) from the termination date, after which unexercised options are cancelled immediately.

Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.

Termination With Cause	Upon date of termination, all unvested and vested units are forfeited, with the exception of DSUs awarded as a result of a participant’s election to take their annual bonus in the form of DSUs.	All vested and unvested options are cancelled upon the close of business on the termination date.	Upon date of termination, all vested and unvested shares are forfeited.

Resignation	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon the date of termination, all vested and unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, and remain subject to the hold period. Unvested shares are forfeited.

Death	Vested units are redeemable on the date of death. Unvested units are forfeited.	Options continue to vest and are exercisable for six months following date of death(b) after which all unexercised options are cancelled immediately.	Vested shares are redeemable on the date of death, and remain subject to the hold period. Unvested shares are forfeited.

(a)	This table represents a summary of the termination provisions in the Long-Term Share Ownership Plan provided by the Corporation and should not be construed as the complete terms.
(b)	Up to, but not beyond the expiry date of options.

2023 MANAGEMENT INFORMATION CIRCULAR/ 54

2022 Compensation Decisions

The Board has charged Mr. Flatt and his management team with expanding the asset management business globally in a manner consistent with the creation of shareholder value over the long term. Mr. Flatt’s personal performance, as well as the performance of the Executive Officers, is reviewed each year by the Board and the GNCC in relation to operational results, the achievement of other objectives set out at the beginning of the year related to the implementation of the long-term business strategy and other accomplishments.

Each year, the CEO presents an annual business plan to the Board. The plan incorporates both short-term and long-term growth objectives. This annual business plan sets out the strategic direction of the Corporation, together with specific operational targets and objectives related to the implementation of the Corporation’s long-term business strategy. The targets and objectives are aggressive and, given the opportunistic and entrepreneurial nature of the organization, provide the Board with examples of various transactions and initiatives that management believes will create shareholder value over the long-term.

The determination of annual incentive awards and long-term ownership awards is not formulaic but instead is entirely based on the Board’s assessment of the specific actions taken during the year by the team to implement the Corporation’s strategic plans and any amendments to the plans, all in the context of long-term value creation, and other actions taken in response to unforeseen developments during the year.

Information Reviewed by the Governance, Nominating and Compensation Committee

In February 2023, the GNCC received a report from the Compensation Committee detailing the compensation arrangements for the Executive Officers, including the Named Executive Officers. The report summarized the total 2022 compensation, including proposed annual incentive awards and Long-Term Share Ownership Plan awards as well as the proposed 2022 Base Salaries. The report also presented a wealth accumulation analysis, including the “in-the-money” value of vested and unvested Long-Term Share Ownership Plan awards previously granted and the options exercised during the year for each Executive Officer.

The report included an analysis of the expected value of 2022 compensation awards to Named Executive Officers that would be paid under various performance results. The GNCC determined that the resulting compensation was reasonable and appropriate based on the projected performance of the Class A Shares over a 10-year period.

The extent of equity ownership by all executives is an important consideration for the GNCC. It demonstrates the extent to which executives will benefit from, and will be motivated to achieve, the long-term enhancement of shareholder value. Accordingly, the report also contained an analysis of equity ownership by all executives. It also summarized the equity ownership by the most senior executives including Class A Shares held directly and indirectly as well as through Long-Term Share Ownership Plans, along with a summary of the tenure with the organization of each Executive Officer. The GNCC determined that the significant level of equity ownership of the Executive Officers creates an alignment of interests to enhance shareholder value over the longer term.

In addition, the report contained a summary of regular and additional discretionary option awards to all executives as recommended by the Executive Officers. The GNCC has determined that these arrangements are reasonable and appropriate.

2023 MANAGEMENT INFORMATION CIRCULAR/ 55

2022 Incentive Awards

Following the recommendation of the Compensation Committee, the GNCC determined that management had advanced the long-term business strategy in a manner consistent with the creation of shareholder value over the longer term. Accordingly, the annual and long-term incentive awards for 2022 were as follows:

Named Executive Officer	Annual Incentive ($)	Long-Term Incentive Value ($)
Bruce Flatt(a)	—	7,046,055

Bahir Manios	480,500	593,008

Connor Teskey	741,960	3,922,875

Brian W. Kingston	750,000	3,138,300

Cyrus Madon(b)	—	3,007,538

Samuel J.B. Pollock(b)	—	3,007,538

(a)

Messrs. Flatt, Madon and Pollock are not eligible for an annual incentive. Their compensation consists of a Base Salary and an award under one of the Corporation’s Long-Term Share Ownership Plans. In addition, Mr. Flatt who remains CEO of BN will also be eligible for BN compensation, including Long-Term Share Ownership Plans.

(b)

The compensation disclosed represents amounts received for the full year. Only the prorated portion earned between Dec. 9 to Dec. 31 is attributable to the Corporation, with the balance attributable to BN prior to the Arrangement.

The GNCC considered these awards to be aligned with the compensation approach of rewarding long-term value creation and consistent with the Corporation’s compensation philosophy of providing a significant portion of executive compensation in the form of long-term equity-based awards.

The Canadian Named Executive Officers also received an annual contribution to a retirement savings plan based on a percentage of Base Salary, which for 2022 was 6% of Base Salary for Messrs. Manios, Madon and Pollock, subject to the annual RRSP contribution limit established by the Canada Revenue Agency. The Named Executive Officers’ participation in these retirement savings plans is on the same basis as all other employees of the Corporation subject to geographic and market differentials, and they do not have any entitlement to future pension benefits or other post-employment benefits from the Corporation. As a result, the Corporation has no post-employment obligation to provide pension, medical or other employee benefits to the Named Executive Officers.

Named Executive Officer Compensation Mix

On average, approximately 73% of the value of compensation awarded to our Named Executive Officers for 2022, excluding Mr. Flatt, is in the form of long-term incentive awards. Approximately 90% of the value of compensation awarded to Mr. Flatt for 2022 is in the form of long-term share ownership awards. The actual value of this compensation, which is earned over time, depends upon the performance of the Class A Shares. The compensation mix for the Named Executive Officers, in 2022, is set out in the table below.

	Annual Management Incentive

	Base Salary	Cash Bonus	DSUs / Restricted Shares	Long-Term Share Ownership	Percentage of Compensation at Risk
2022

Chief Executive Officer	10%	—	—	90%	90%

Other Named Executive Officers	16%	11%	—	73%	73%

Details of the components of the compensation paid to Mr. Flatt and the other Named Executive Officers for 2022 is set out in the Summary Compensation Table on page 57 of this Circular.

2023 MANAGEMENT INFORMATION CIRCULAR/ 56

Chief Executive Officer Ownership Interests in the Corporation

Consistent with the Corporation’s philosophy of aligning the interests of management and shareholders and fostering an entrepreneurial environment that encourages a focus on long-term value creation, Mr. Flatt has, over his 32 years Brookfield, and as a result of the treatment of outstanding long-term incentive awards in the Arrangement, accumulated a number of ownership interests in the Corporation in the form of DSUs and Escrowed Shares. In addition, and separate from any compensation arrangements, but relevant to the extent it aligns Mr. Flatt’s interests with shareholders, Mr. Flatt owns a number of Class A Shares of the Corporation. These ownership interests are held both directly and through ownership in Partners Limited and PVI (see “Principal Holders of Voting Shares” on page 7 of this Circular).

Compensation of Named Executive Officers

The compensation paid and disclosed in the table below represents aggregate amounts earned by the Named Executive Officers for the year ended December 31, 2022. Each of BN and the Corporation paid their prorated portion of such compensation for the year, which in the case of the Corporation represents the period between December 9th to December 31st, following the Arrangement. For 2023, other than Mr. Flatt who will continue to serve as CEO of both BN and the Corporation, compensation paid to Named Executive Officers will be solely borne by the Corporation for services provided.

Summary Compensation Table (a)(b)(c)

Name and Principal Position	Year	Annual Base Salary ($)	Annual Incentive Cash ($)	DSUs ($)	Escrowed Shares / Options ($)	All Other Compensation (d) ($)	Total Compensation ($)
Bruce Flatt CEO	2022	742,643	—	—	7,046,055	—	7,788,698

Bahir Manios CFO	2022	480,500	480,500	—	593,008	31,332	1,585,340

Connor Teskey President; CEO, Renewable Power and Transition	2022	741,960	741,960	—	3,922,875	176,687	5,583,482

Brian W. Kingston CEO, Real Estate	2022	750,000	750,000	—	3,138,300	—	4,638,300

Cyrus Madon CEO, Private Equity	2022	538,160	—	—	3,007,538	29,337	3,575,035

Samuel J.B. Pollock CEO, Infrastructure	2022	538,160	—	—	3,007,538	29,337	3,575,035

(a)

Messrs. Flatt, Madon and Pollock’s compensation consists of an annual Base Salary and Escrowed Shares. Each other Named Executive Officer is awarded an annual incentive which they can elect to receive in cash, DSUs or Restricted Shares.

(b)

The amounts for 2022 reflect grants of Escrowed Shares for all Named Executive Officers. The value awarded under the BN Escrowed Stock Plan for annual grants is determined by the Board and considers the stock market price of the BN Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 28.93%, a risk free rate of 3.97% and a dividend yield of 0.97%.

The value awarded under the Escrowed Stock Plan for annual grants is determined by the Board and considers the stock market price of the Class A

Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 28.66%, a risk free rate of 3.92% and a dividend yield of 4.61%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting. For additional disclosure, the following table shows the number of Escrowed Shares and BN Escrowed Shares granted during the fiscal year 2022 as a result of the Escrowed Share Arrangement Adjustments.

Name	Escrowed Shares (#)	BN Escrowed Shares (#)	Total Market Value at December 31, 2022($)

Bruce Flatt	2,140,892	6,052,321	—

Bahir Manios	30,538	122,153	—

Connor Teskey	420,107	1,680,429	—

Brian W. Kingston	755,864	3,023,467	—

Cyrus Madon	1,567,417	4,168,950	—

Samuel J. B. Pollock	1,540,643	4,031,008	—

(c)

In order to provide for comparability with the financial statements, which are reported in U.S. dollars, all Canadian dollar and British pound compensation amounts in this Circular have been converted to U.S. dollars at an exchange rate of C$1.00 = US$0.7688 and £1.00 = US$1.2366 which was the average exchange rate for 2022 as reported by Bloomberg, unless otherwise noted.

2023 MANAGEMENT INFORMATION CIRCULAR/ 57

(d)

These amounts include annual retirement savings contributions and participation in the executive medical program. These amounts also include advance payments made to Mr. Teskey in 2022 under the carried interest plans for Brookfield Capital Partners IV.

Incentive Plan Awards

Messrs. Flatt, Madon and Pollock are not eligible for an annual cash incentive award; they receive an annual Base Salary and Escrowed Shares. The Corporation has no long-term non-equity incentive plan programs. The following four tables show, for each Named Executive Officer (i) outstanding vested and unvested options and restricted share unit awards at December 31, 2022, (ii) unvested Escrowed Shares, Restricted Shares and DSUs and the market value of vested and unvested Escrowed Shares, Restricted Shares and DSUs at December 31, 2022, and (iii) the value of all option and share-based awards which vested during 2022.

Outstanding Option and Share-Based Awards at December 31, 2022

Options

Name and Principal Position	Number of Securities Underlying Unexercised Option (#)	Option Exercise Price ($)	Option Expiration Date	Market Value of Unexercised Options at December 31, 2022 (a) ($)
Bahir Manios - CFO	2,325	16.30	November 22, 2025	28,764
	600	14.77	February 22, 2026	8,340
	18,187	17.81	February 16, 2027	197,489
	16,856	17.81	February 16, 2027	183,036
	17,250	19.50	February 25, 2028	158,098
	75,815	21.36	February 25, 2029	554,420
	4,415	27.99	December 13, 2029	2,994
	4,168	31.46	February 21, 2031	—
	3,441	41.24	February 17, 2032	—
	7,946	41.24	February 17, 2032	—
Total	151,003			1,133,141

Connor Teskey	1,200	16.70	February 22, 2026	17,715
President; CEO, Renewable	300	14.77	February 22, 2026	4,170
Power and Transition	1,875	14.77	February 22, 2026	26,061
	3,375	17.81	February 16, 2027	36,648
	11,250	17.81	February 16, 2027	122,162
	2,587	19.50	February 25, 2028	23,710
	37,500	19.50	February 25, 2028	343,691
	76,715	21.36	February 25, 2029	561,001
	151,368	32.75	February 24, 2030	—
	25,000	31.46	February 21, 2031	—
Total	309,970			1,117,443

Brian W. Kingston	281,250	12.93	February 24, 2024	4,427,916
CEO, Real Estate	281,250	17.54	February 23, 2025	3,129,806
	262,500	14.77	February 22, 2026	3,648,593
	225,000	17.81	February 16, 2027	2,443,230
Total	1,050,000			13,649,545
Grand Total	1,510,973			15,900,129

(a)

Issued in connection with the Option Arrangement Adjustment, the market value of the options is the amount by which the closing price of the Class A Shares on December 30, 2022 exceeded the exercise price of the options. All values are calculated using the closing price of a Class A Share on December 30, 2022 on the NYSE of $28.67.

2023 MANAGEMENT INFORMATION CIRCULAR/ 58

Escrowed Shares, Restricted Shares and DSUs

	Escrowed Shares			Share-Based Awards (a) Restricted Shares (RSs)			Deferred Share Units (DSUs)

Name	Number of Unvested Escrowed Shares (#)	Market Value of Unvested Escrowed Shares (b) ($)	Market Value of Vested Escrowed Shares (b) ($)	Number of Unvested RSs (#)	Market Value of Unvested RSs ($)	Market Value of Vested RSs ($)	Number of Unvested DSUs (#)	Market Value of Unvested DSUs (c) ($)	Market Value of Vested DSUs (c) ($)
Bruce Flatt	2,140,892	—	—	—	—	—	—	—	11,204,812

Bahir Manios	30,538	—	—	—	—	—	—	—	227,011

Connor Teskey	420,107	—	—	—	—	—	469	13,452	46,789

Brian W. Kingston	755,864	—	—	—	—	—	100	2,868	5,101,460

Cyrus Madon(d)	1,567,417	—	—	—	—	—	—	—	7,483,332

Samuel J.B. Pollock(e)	1,540,643	—	—	—	—	—	—	—	10,319,630

(a)	The values do not include the most recent Escrowed Share, Restricted Share and DSU awards made to the Named Executive Officers on February 16, 2023.
(b)

The value of the Escrowed Shares is equal to the value of the Class A Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company. Includes Escrowed Shares issued in connection with the Escrowed Share Arrangement Adjustment.

(c)

Includes DSUs issued by BN which track the value of the Class A Share issued in connection with the DSU Arrangement Adjustments. Values are calculated using the closing price of the Class A Shares on the TSX on December 30, 2022 of $28.62 (C$38.77, converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.7382) and $28.67 on the NYSE, as applicable.

(d)

The market value of vested DSUs includes $1,123,395 representing the value of Mr. Madon’s vested private equity DSUs. These DSUs are valued based on the fair value of the investments in the Brookfield Capital Partners Funds as disclosed in the audited financial statements of the fund.

(e)

The market value of vested DSUs includes $1,090,959 representing the value of Mr. Pollock’s vested infrastructure DSUs. These DSUs are valued based on the fair value of the investments in the Brookfield Americas Infrastructure Funds as disclosed in the audited financial statements of the fund.

Option and Share-Based Awards Vested During 2022

	Value Vested During 2022 (a)
Named Executive Officer	Options (b) ($)	DSUs (c) ($)	Restricted Shares ($)	Escrowed Shares(d) ($)

Bruce Flatt	—	20,168,106	—	34,981,333

Bahir Manios	7,036,121	13,136	—	1,206,570

Connor Teskey	9,642,978	176,154	—	7,182,650

Brian W. Kingston	11,598,588	332,068	—	21,338,312

Cyrus Madon	—	18,467,705	—	31,699,478

Samuel J.B. Pollock	—	18,513,977	—	29,684,486

(a)

All values are calculated using the closing price of a BN Class A Share and Class A Share on the vesting date on the TSX and NYSE, as applicable, and converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2022 of C$1.00 = US$0.7688.

(b)	The value represents the amount by which the value of the BN Class A Shares or Class A Shares, as applicable, exceeded the exercise price on the day the BN options or options vested.
(c)

Values in this column represent the value of DSUs vested in 2022, including BN DSUs awarded on February 18, 2022 in lieu of the cash incentive related to performance in 2021 and DSUs issued in connection with the DSU Arrangement Adjustment.

(d)

The value of the BN Escrowed Shares or Escrowed Shares, as applicable, is equal to each respective value of the BN Class A Shares or Class A Shares, respectively, held by the BN Escrowed Company or Escrowed Company less the net liabilities and preferred share obligations of the BN Escrowed Company or Escrowed Company. Values in this column include Escrowed Shares vested in 2022 in connection with the Escrowed Share Arrangement Adjustments.

2023 MANAGEMENT INFORMATION CIRCULAR/ 59

Security-Based Compensation Arrangements

The Corporation’s only current security-based compensation arrangements are its MSOPs and its Escrowed Stock Plan.

2022 Management Share Option Plan

The 2022 Management Share Option Plan (the “2022 Plan”) was approved by the BN Board on September 23, 2022 and by the holders of BN Class A Shares at the Special Meeting of Shareholders held on November 9, 2022. The 2022 Plan provides for the issuance of 17,500,000 Class A Shares (representing approximately 4.2% of the Corporation’s issued and outstanding Class A Shares as at December 31, 2022). Options to acquire 11,285,399 Class A Shares have been granted but not exercised and 6,227,329 Class A Shares options are available for grant, representing approximately 2.74% and 1.51%, respectively, of the Corporation’s issued and outstanding Class A Shares as at December 31, 2022.

2022 Non-Qualified Management Share Option Plan

The 2022 Non-Qualified Management Share Option Plan (the “2022 Non-Qualified Plan”) was approved by the BN Board on September 23, 2022 and by the holders of BN Class A Shares at the Special Meeting of Shareholder held on November 9, 2022. The 2022 Non-Qualified Plan provides for the issuance of 12,500,000 Class A Shares (representing approximately 3.0% of the Corporation’s issued and outstanding Class A Shares as at December 31, 2022). No options to acquire Class A Shares under the 2022 Non-Qualified Plan have been granted as at December 31, 2022 and 12,500,000 options are available for grant, representing 0% and 3.0%, respectively, of the Corporation’s issued and outstanding Class A Shares as at December 31, 2022.

General Terms of Option Plans

The Board establishes the exercise price of each option at the time it is granted, which may not be less than the volume-weighted average price of a Class A Share on the NYSE for the five trading days preceding the effective grant date. If options are approved during a restricted trading period, the effective grant date may not be less than six business days after the restricted trading period ends.

The following is a summary of the other key provisions of the 2022 Management Share Option Plan and 2022 Non-Qualified Management Share Option Plan (collectively, the “Option Plans”). Employees, officers and consultants of the Corporation and its affiliates and others designated by the Board are eligible to participate in the Option Plans. Non-employee directors are not eligible to participate in the Option Plans. The number of Class A Shares issuable to insiders at any time, or issued in any one year to insiders, under any of the Corporation’s security-based compensation arrangements cannot exceed in either case 10% of the issued and outstanding shares of this class; and no more than 5% of the issued and outstanding shares may be issued under these arrangements to any one person. The Board determines the vesting period for each option grant, which is normally 20% per year over five years commencing the first year after the grant. The Board also sets the expiry period for each option grant, which may not exceed 10 years, except where the expiry date falls during or shortly after a restricted trading period, in which case the expiry date is 10 days after the restricted trading period ends.

The Option Plans set out provisions regarding the exercise and cancellation of options following a change in the employment status of a plan participant. In general, all vested options must be exercised by, and all unvested options are cancelled on, a participant’s termination date, except as follows: in the event of termination by the Corporation for reasons other than cause or due to a continuous leave of absence as a result of a disability, vested options must be exercised within 60 days following the termination date; in the event of retirement, vested options continue to be exercisable until the applicable expiry date; and in the event of death, all granted options continue to vest and be exercisable for six months following death. No incremental entitlements are triggered by a change in control of the Corporation under the Option Plans.

The Option Plans permit participants to exercise vested options in exchange for a number of Class A Shares equivalent in value to (i) the aggregate fair market value of the Class A Shares underlying the options on the exercise date over the aggregate exercise price of the options, less (ii) applicable withholding taxes (only to the extent such taxes have not otherwise been satisfied by the participant). This provides for a reduction in shareholder dilution upon the exercise of options using this feature.

The Option Plans also provide that each person that is an officer, employee or consultant of BN or any of its affiliates shall, for so long as such person remains an officer, employee or consultant of BN or any of its affiliates, be permitted to hold and

2023 MANAGEMENT INFORMATION CIRCULAR/ 60

exercise his or her options in accordance with their terms as though such person was an officer, employee or consultant, as applicable, of the Corporation or any of its affiliates.

Procedure for Amending Option Plans

The Option Plans contain an amending provision setting out the types of amendments which can be approved by the Board without shareholder approval and those which require shareholder approval. Shareholder approval is required for any amendment that increases the number of shares issuable under the Option Plans, that lengthens the period of time after a restricted trading period during which options may be exercised, results in the exercise price being lower than fair market value of a Class A Share at the date of grant, reduces the exercise price or any cancellation and reissuance of an option which would be considered a repricing under TSX rules, expands insider participation, extends the term of an option beyond its expiry date, adds a provision which results in participants receiving shares for no consideration or other amendments required by law to be approved by shareholders. The Option Plans also require shareholder approval for any amendment which would permit options to be transferable or assignable other than for normal estate planning purposes, any amendment to the amendment provisions, any amendment expanding the categories of eligible participants which may permit the introduction or reintroduction of non-employee directors on a discretionary basis and any amendment to remove or exceed the insider participation limit. Shareholder approval is not required for any amendment to the Option Plans or any option that is of a housekeeping or administrative nature, that is necessary to comply with applicable laws or to qualify for favourable tax treatment, that is to the vesting, termination or early termination provisions (provided that the amendment does not entail an extension beyond the expiry period of the options), that adds or modifies a cashless exercise feature that provides for a full deduction of the number of Class A Shares from the Option Plan reserve, and to suspend or terminate an Option Plan.

Other Features of the Option Plans

The Corporation does not provide any financial assistance to plan participants to facilitate the purchase of Class A Shares issued pursuant to the exercise of options under the Option Plans. Options granted under the Option Plans may be assigned by the plan participant to (i) his or her spouse, descendants or any other immediate family member; or (ii) a trust, the beneficiaries of which are one or more of the plan participant and the participant’s spouse, descendants or immediate family members; or (iii) a corporation or limited liability company controlled by the plan participant or by one or more of the participant and the participant’s spouse, and/or the immediate family members, the shares or interests of which are held directly or indirectly by the plan participant, participant’s spouse and/or immediate family members; or (iv) such other transferees for estate planning purposes as may be permitted by the Board in its discretion.

The Board, on the recommendation of the GNCC, approves all option awards. The GNCC recommends the long-term incentive award for the CEO. All other option awards are recommended by the CEO to the GNCC.

The Corporation has established a number of policies related to its long-term share ownership plans, including option exercise hold periods, to reinforce the importance of equity ownership by its senior executives over the longer term. See also “Key Policies and Practices to Support Alignment” on pages 52 and 54 of this Circular.

The Escrowed Stock Plan

The Escrowed Stock Plan was approved by the BN Board on September 23, 2022 and by holders of BN Class A Shares at the Special Meeting of Shareholders held on November 9, 2022. The Escrowed Stock Plan governs the award of Escrowed Shares of one or more Escrowed Company to executives or other individuals designated by the Board. Each Escrowed Company is capitalized with common shares and preferred shares issued to the Corporation for cash proceeds. Each Escrowed Company uses its cash resources to directly or indirectly purchase Class A Shares of the Corporation in the open market. Under the current terms of the Escrowed Stock Plan, participants are either awarded Escrowed Shares or provided an election to contribute Class A Shares as consideration for the Escrowed Shares. Dividends paid to each Escrowed Company on the Class A Shares acquired by the Escrowed Company will be used to pay dividends on the preferred shares which are held by the Corporation. If a participant elects to contribute Class A Shares as consideration, dividends paid to the Escrowed Company on the contributed Class A Shares will be paid on the common shares held by the participants. The Class A Shares acquired by an Escrowed Company will not be voted.

2023 MANAGEMENT INFORMATION CIRCULAR/ 61

Except as otherwise determined by the Board, 20% of Escrowed Shares will vest on the first anniversary of the granting of such shares, with an additional 20% vesting on each subsequent anniversary, up to and including the fifth anniversary of the grant of the Escrowed Shares.

On date(s) determined by the holders of the Escrowed Shares no later than 10 years after the initial grant, the vested Escrowed Shares will be acquired by the Corporation in exchange for the issuance of Class A Shares from treasury, where the value of the Class A Shares being issued is equal to the value of the Escrowed Shares being acquired. The value of the Escrowed Shares will be equal to the increase in value of the Class A Shares held by the Escrowed Company since the grant date of the Escrowed Shares, based on the volume-weighted average price of a Class A Share on the NYSE on the date of the exchange. Participants are not permitted to exchange Escrowed Shares during a restricted trading period, except with the consent of the Board. Once all participants of an Escrowed Company have elected to exchange their Escrowed Shares, the Escrowed Company will be wound up or merged into the Corporation and the Corporation will cancel at least that number of Class A Shares that is equivalent to the number of Class A Shares that have been issued to holders of the Escrowed Shares of the Escrowed Company on exchanges.

A maximum of 11,000,000 Class A Shares may be issued under the Escrowed Stock Plan, representing less than 2.7% of the Corporation’s issued and outstanding Class A Shares. When Class A Shares are issued in exchange for Escrowed Shares, the number of Class A Shares remaining for future issuance under the Escrowed Stock Plan will be reduced. On the wind-up or merger of an Escrowed Company, the number of Class A Shares held by one or more Escrowed Companies that are cancelled in respect of Class A Shares previously issued by the Corporation in exchange for Escrowed Shares will be added back to the number of Class A Shares available for future issuance under the Escrowed Stock Plan. The Escrowed Stock Plan also provides that when Class A Shares are issued in exchange for Escrowed Shares and immediately thereafter the Escrowed Company is wound up or merged into the Corporation and the Class A Shares held by it are cancelled, the number of Class A Shares remaining for future issuance under the Escrowed Stock Plan will not be reduced. No Class A Shares (representing 0% of the issued and outstanding Class A Shares) have been issued under the Escrowed Stock Plan and 11,000,000 Class A Shares (representing approximately 2.7% of the issued and outstanding Class A Shares) are available for future issuance as at December 31, 2022.

Eligibility for participation in the Escrowed Stock Plan is restricted to designated executives of the Corporation and its affiliates or any other persons designated by the Board. The number of Escrowed Shares to be granted to each participant is determined at the discretion of the Board, on the recommendation of the GNCC. The GNCC recommends the award of Escrowed Shares for the CEO. All other awards of Escrowed Shares are recommended by the CEO to the GNCC. The number of Class A Shares issuable to insiders at any time, or issued in any one year to insiders, under any of the Corporation’s security-based compensation arrangements cannot exceed in either case 10% of the issued and outstanding shares of this class; and no more than 5% of the issued and outstanding shares may be issued under these arrangements to any one person. Aside from transfers to the Corporation (in the case of termination of employment, described in the table under “Termination and Change of Control Provisions” on page 54 of this Circular) or for personal tax planning purposes, transfers of Escrowed Shares are not permitted. No incremental entitlements are triggered by a change in control of the Corporation under the Escrowed Stock Plan.

The number of Class A Shares that could be issued under the Escrowed Stock Plan is typically expressed as a percentage of the weighted average number of Class A Shares outstanding in the year. In 2022 this number was nil. See also “Dilution of Class A Shares” on page 63 of this Circular for information on the rate of Class A Share issuances under the Escrowed Stock Plan.

The Escrowed Stock Plan also provides that each person that is an officer, employee or consultant of BN or any of its affiliates shall, for so long as such person remains an officer, employee or consultant of BN or any of its affiliates, be permitted to hold and exercise his or her Escrowed Shares in accordance with their terms as though such person was an officer, employee or consultant, as applicable, of the Corporation or any of its affiliates.

Recent and Proposed Amendments to the Escrowed Stock Plan

The Board has approved an amendment to the Escrowed Stock Plan that requires shareholder approval at the meeting. See “Amendments to the Escrowed Stock Plan” on page 20 of this Circular for further details.

2023 MANAGEMENT INFORMATION CIRCULAR/ 62

The Escrowed Stock Plan was amended by the Board in 2023 to permit all Escrowed Shares to be exchangeable for Class A Shares commencing on the date of vest. These amendments did not require shareholder approval pursuant to the amendment provisions of the Escrowed Stock Plan.

Procedure for Amending Escrowed Stock Plan

The Escrowed Stock Plan contains an amending provision setting out the types of amendments which can be approved by the Board without shareholder approval and those which require shareholder approval. Shareholder approval is required for any amendment that increases the number of Class A Shares issuable under the Escrowed Stock Plan, expands insider participation, any amendment to the amendment provisions or other amendments required by law to be approved by shareholders. Shareholder approval is not required for any amendment to the Escrowed Stock Plan that is of a housekeeping or administrative nature, that is necessary to comply with applicable laws or to qualify for favourable tax treatment, that is to vesting provisions, that is to the termination or early termination provisions (provided that the amendment does not entail an extension beyond the tenth anniversary of the award date for any particular Escrowed Company), and to suspend or terminate the Escrowed Stock Plan.

Dilution of Class A Shares

Options Outstanding and Class A Shares issued under the Escrowed Stock Plan as a Percentage of Issued and Outstanding Class A Shares:

2023(a)

2022 MSOP Plan	2.7%

2022 Non-Qualified MSOP	—

Escrowed Stock Plan (b)	—

(a)

While the dilutive impact to the share count of the Corporation from the MSOP is as illustrated above, the economic cost or the dilutive impact to earnings per share will be shared based on the Corporation’s 25% ownership interest in the asset management business.

(b)

Reflects the number of Class A Shares be issued upon exchange of the in-the-money Escrowed Shares, less the number of Class A Shares cancelled under the Escrowed Stock Plan during the applicable year. The Escrowed Stock Plan is non-dilutive as any Class A Shares issued from treasury under this plan are fully offset by the cancellation of shares acquired in the market as described above.

Burn Rate

The following table shows the number of Class A Shares issuable under awards granted under each of the Option Plans and the Escrowed Stock Plan as a percentage of the average Class A Shares outstanding (the “burn rate”) in 2022. The burn rate is defined as the number of Class A Shares issuable under awards granted in a fiscal year, divided by the basic weighted average number of Class A Shares outstanding in that year.

2022

Grants under the 2022 Plan Burn Rate	11,285,399 2.7%
Grants under the 2022 Non Qualified MSOP Plan Burn Rate	— —
Grants under the Escrowed Stock Plan (a) Burn Rate	— —

(a)

Includes Class A Shares issuable on exchange based on 2022 grants as of December 31, 2022 for information purposes. The Escrowed Stock Plan is non-dilutive as any Class A Shares issued from treasury are fully offset by the cancellation of shares acquired in the market as described above.

2023 MANAGEMENT INFORMATION CIRCULAR/ 63

Securities Authorized for Issue Under Incentive Plans

The following table sets out information on the Corporation’s Option Plans and Escrowed Stock Plan as at December 31, 2022.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (a)
Plan Category
Equity compensation plans approved by security holders 2022 Plan	11,249,046	$ 22.40(a)	18,727,329

Escrowed Stock Plan	— (b)	—(b)	11,000,000

Total	11,249,046		29,727,329

(a)	Converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2022 of C$1.00 = US$0.7688.
(b)	This value represents the number of Class A Shares at December 31, 2022 which could be issued under this plan. Up to December 31, 2022, no Class A Shares have been issued in connection with this plan.

Pension and Retirement Benefits

The Corporation’s Named Executive Officers and its other senior executives do not participate in a registered defined benefit plan or any other post-retirement supplementary compensation plans. The Named Executive Officers do not have any entitlement to future pension benefits or other post-employment benefits from the Corporation. The Corporation has not entered into contractual termination, post-termination or change of control arrangements, employment contracts or golden parachutes with any of its Named Executive Officers.

2023 MANAGEMENT INFORMATION CIRCULAR/ 64

PART SIX – OTHER INFORMATION

Indebtedness of Directors, Officers and

As at April 20, 2023, there is no debt outstanding to the Corporation by current and former directors, officers and employees of the Corporation and its subsidiaries. There is no indebtedness to the Corporation by current and former directors, officers or employees of the Corporation in connection with the purchase of securities of the Corporation or any of its associated companies6.

Audit Committee

Additional information about the Audit Committee required by Part 5 of NI 52-110, including the Committee’s Charter, can be found in the Annual Report, which is posted on the Corporation’s website, https://bam.brookfield.com and is also filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. A copy of the Annual Report can also be obtained from the Corporate Secretary of the Corporation as set out below under “Availability of Disclosure Documents” on page 66 of this Circular.

Normal Course Issuer Bid

Class A Limited Voting Shares

On January 9, 2023, the Corporation established its normal course issuer bid for market purchases of its Class A Shares (“NCIB”) for a period extending from January 11, 2023 until January 10, 2024, or an earlier date should the Corporation complete its purchases. The NCIB allows the Corporation to repurchase, during the period mentioned above, on the TSX, NYSE and any alternative Canadian trading platform, a maximum of 31,785,036 Class A Shares, representing approximately 10% of the public float of the outstanding Class A Shares. All Class A Shares acquired by the Corporation under the NCIB are cancelled or purchased by a non-independent trustee pursuant to a long-term incentive plan.

The NCIB is in place because the Corporation believes that, from time to time, the trading price of Class A Shares may not fully reflect the underlying value of the Corporation’s business and future business prospects, and in such circumstances acquiring Class A Shares may represent an attractive investment. As at April 20, 2023, the Corporation has not purchased, any Class A Shares as of the date of the Circular. Shareholders may obtain, free of charge, a copy of the notice of intent regarding the NCIB, which was approved by the TSX, by writing to the Corporate Secretary of the Corporation at Brookfield Place, Suite 100, 181 Bay Street, Toronto, Ontario M5J 2T3.

Cautionary Statement Regarding the Use of Non-GAAP Measures

The Corporation prepares its financial statements in conformity with U.S. GAAP. The Corporation discloses a number of non-GAAP financial and supplemental financial measures in this Circular which are utilized in monitoring the Corporation, including for performance measurement, capital allocation and valuation purposes. The Corporation believes that providing these performance measures is helpful to investors in assessing the overall performance of our asset management business. These non-GAAP financial measures should not be considered as the sole measure of the Corporation’s performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in conformity with U.S. GAAP. Non-GAAP measures include distributable earnings, fee revenues and fee-related earnings. These non-GAAP measures are not standardized financial measures and may not be comparable to similar financial measures used by other issuers. Supplemental financial measures include assets under management, fee-bearing capital and uncalled fund commitments. See pages 81 of the Annual Report for further information on non-GAAP financial measures or other financial metrics and reconciliations of these non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, where applicable, which pages are also incorporated by reference in this Circular. The Annual Report is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

[6]	The indebtedness to Brookfield Asset Management ULC and its subsidiaries by its directors, officers and/or its employees as at April 20,, 2023, was $11,421,844.57.

2023 MANAGEMENT INFORMATION CIRCULAR/ 65

Availability of Disclosure Documents

The Corporation will provide any person or company, upon request in accordance with the directions in the Notice, a copy of this Circular and the Annual Report. Upon request to the Corporate Secretary of the Corporation, the Corporation will provide any person or company the Annual Report, together with a copy of any document or the pertinent pages of any document incorporated therein by reference; management’s discussion and analysis of financial condition and results of operation from its most recently completed financial year (“MD&A”) and/or the interim financial statements of the Corporation for the periods subsequent to the end of its fiscal year (the “Interim Statements”). Financial information on the Corporation is provided in its comparative annual financial statements and MD&A. Requests for the Annual Report, MD&A and the Interim Statements can be made to the Corporation by mail at Brookfield Place, Suite 100, 181 Bay Street, Toronto, Ontario M5J 2T3, by telephone at (416) 363-9491, by fax at (416) 365-9642, or by email at bam.enquiries@brookfield.com. All of these documents and additional information related to the Corporation are also available on the Corporation’s website, https://bam.brookfield.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Shareholder Proposals

Pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”), shareholder proposals must be submitted by a “qualified shareholder” that has held Class A Shares or Class B Shares for an uninterrupted period of a least two years. Since the Arrangement was completed on December 9, 2022, shareholder proposals can be validly submitted for consideration at any annual meeting of shareholders beginning in 2025. In order to be considered valid, shareholder proposals must also meet the additional requirements enumerated under section 188 of the BCBCA.

Other Business

The Corporation knows of no other matter to come before the meeting other than the matters referred to in the Notice of Meeting of Shareholders and Availability of Investor Materials dated April 28, 2023.

Directors’ Approval

The contents and posting of this Circular have been approved by the directors of the Corporation.

Justin B. Beber
Chief Administrative Officer and General Counsel

April 28, 2023

2023 MANAGEMENT INFORMATION CIRCULAR/ 66

APPENDIX A – CHARTER OF THE BOARD

1.	ROLE OF THE BOARD

The role of the board of directors (the “Board”) of Brookfield Asset Management Ltd. (the “Corporation”) is to oversee, directly and through its committees, the business and affairs of the Corporation, which are conducted by the Corporation’s officers and employees under the direction of the Chief Executive Officer (“CEO”).

2.	AUTHORITY AND RESPONSIBILITIES

The Board meets regularly to review reports by management on the Corporation’s performance and other relevant matters of interest. In addition to the general supervision of management, the Board performs the following functions:

(a) strategic planning – overseeing the long-term strategic-planning process within the Corporation and, at least annually, reviewing, approving and monitoring the strategic plan for the Corporation, including fundamental financial and business strategies and objectives;

(b) risk assessment – assessing the major risks facing the Corporation and reviewing, approving and monitoring the manner of managing those risks;

(c) CEO – selecting the CEO; reviewing and approving the position description for the CEO including the corporate objectives that the CEO is responsible for meeting; and reviewing and approving the compensation of the CEO as recommended by the Governance, Nominating and Compensation Committee;

(d) officers and senior management – overseeing the selection of corporate officers and the evaluation and compensation of senior management;

(e) succession planning – monitoring the succession of key members of senior management;

(f) communications and disclosure policy – adopting a communications and disclosure policy for the Corporation that ensures the timeliness and integrity of communications to shareholders, and establishing suitable mechanisms to receive stakeholder views;

(g) Environmental, Social, Governance – overseeing the Corporation’s approach to Environmental, Social, and Governance matters within its corporate and asset management activities as reported to the Board by the Governance, Nominating and Compensation Committee;

(h) corporate governance – developing and promoting a set of effective corporate governance principles and guidelines applicable to the Corporation;

(i) internal controls – reviewing and monitoring the controls and procedures within the Corporation to maintain its integrity, including its disclosure controls and procedures, and its internal controls and procedures for financial reporting and compliance;

(j) culture – on an ongoing basis, satisfy itself that the CEO and other executive officers create a culture of integrity throughout the Corporation, including compliance with the Corporation’s Code of Business Conduct and Ethics and its anti-bribery and corruption policies and procedures; and

(k) whistleblowers – in conjunction with the Audit Committee of the Board, establish whistleblower policies for the Corporation providing employees, officers, directors and other stakeholders, including the public, with the opportunity to raise, anonymously or not, questions, complaints or concerns regarding the Corporation’s practices, including fraud, policy violations, any illegal or unethical conduct, and any accounting, auditing or internal control matters. The Board or a committee thereof will provide oversight over the Corporation’s whistleblower policies and practices to ensure that any questions, complaints or concerns are adequately received, reviewed, investigated, documented and resolved.

3.	Composition and Procedures

(a) Size of Board and Selection Process – The directors of the Corporation are elected each year by the shareholders at the annual meeting of shareholders. The Governance, Nominating and Compensation Committee recommends to the full Board the nominees for election to the Board and the Board proposes individual nominees to the shareholders for election. Any shareholder may propose a nominee for election to the Board either by means of a shareholder proposal upon compliance with the requirements prescribed by the Business Corporations Act (British Columbia) or at the annual meeting itself. The Board also recommends the number of directors on the Board to shareholders for approval. Between annual meetings, the Board may appoint directors to serve until the next annual meeting.

(b) Qualifications – Directors should have the highest personal and professional ethics and values and be committed to advancing the best interests of the Corporation. They should possess skills and competencies in areas that are relevant to the Corporation’s activities. The Chair of the Board and a majority of the directors will be Independent Directors, based on the rules and guidelines of applicable stock exchanges and securities regulatory authorities, and Unaffiliated Directors. The Board is committed to developing and promoting diversity, including ethnic and gender diversity. The Board has adopted a gender diversity target that at least 30% of the entire Board be women.

(c) Director Education and Orientation – The Corporation’s management team is responsible for providing an orientation program for new directors in respect of the Corporation and the role and responsibilities of directors. In addition, directors will, as required, receive continuing education about the Corporation to maintain a current understanding of the Corporation’s business and operations, industries and sectors in which we operate globally, material developments and trends in asset management and the Corporation’s strategic initiatives.

(d) Meetings – The Chair is responsible for approving the agenda for each Board meeting. Prior to each Board meeting, the Chair of the Board reviews agenda items for the meeting with the CEO, Chief Financial Officer and Corporate Secretary, before circulation to the full Board. The Board meets at least twice each quarter: once to review and approve the Corporation’s quarterly earnings report and consider dividend payments and once to review specific items of business including transactions and strategic initiatives. The Board holds additional meetings as necessary to consider special business. The Board also meets once a year to review the Corporation’s annual business plan and long-term strategy. Materials for each meeting are distributed to the directors in advance of the meeting. At the conclusion of each Board meeting, the independent and unaffiliated directors meet without any other person present. The Chair of the Board chairs these in-camera sessions.

(e) Committees – The Board has established the following standing committees to assist it in discharging its responsibilities: (i) Audit and (ii) Governance, Nominating and Compensation. Special committees are established, from time to time, to assist the Board in connection with specific matters. The chair of each committee reports to the Board following meetings of their committee. The governing charter of each standing committee is reviewed and approved annually by the Board.

(f) Evaluation – The Governance, Nominating and Compensation Committee performs an annual evaluation of the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors and provides a report to the Board on the findings of this process. In addition, each individual director and each committee assesses its own performance annually.

(g) Compensation – The Governance, Nominating and Compensation Committee recommends to the Board the compensation for non-management directors (it is the policy of the Corporation that management directors do not receive compensation for their service on the Board). In reviewing the adequacy and form of compensation, the Governance, Nominating and Compensation Committee seeks to ensure that director compensation reflects the responsibilities and risks involved in being a director of the Corporation and aligns the interests of the directors with the best interests of the Corporation.

(h) Access to Outside Advisors – The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation. Any director may, subject to the approval of the Chair of the Board, retain an outside advisor at the expense of the Corporation.

(i) Charter of Expectations – The Board has adopted a Charter of Expectations for Directors which outlines the basic duties and responsibilities of directors and the expectations the Corporation places on them in terms of professional and personal competencies, performance, behaviour, share ownership, conflicts of interest and resignation events. Among other things, the Charter of Expectations outlines the role of directors in stakeholder engagement and the requirement of directors to attend Board meetings and review meeting materials in advance.

This Charter of the Board of Directors was reviewed and approved by the Board on December 7, 2022.

BROOKFIELD ASSET MANAGEMENT LTD.

Brookfield.com

NYSE: BAM

TSX: BAM

BROOKFIELD CORPORATE OFFICES

United States	Canada	United Kingdom	Australia

Brookfield Place	Brookfield Place	One Canada Square	Brookfield Place
250 Vesey Street	181 Bay Street, Suite 100	Level 25	Level 19
15th Floor	Bay Wellington Tower	Canary Wharf	10 Carrington Street
New York, NY	Toronto, ON M5J 2T3	London E14 5AA	Sydney, NSW 2000
10281-0221	+1.416.363.9491	+44.20.7659.3500	+61.2.9158.5100
+1.212.417.7000

Brazil	United Arab Emirates	India	China

Avenida das Nações Unidas,	Level 24, ICD Brookfield Place	Unit 1	Unit 01, 11F
14.261	AI Mustaqbal Street, DIFC	4th Floor, Godrej BKC	Tower C, One East
Edifício WT Morumbi	P.O. Box 507234	Bandra Kurla Complex	No. 768 South Zhongshan 1st Road
Ala B - 20° andar	Dubai	Mumbai 400 051	Huangpu District, Shanghai
Morumbi - São Paulo - SP	+971.4.597.0100	+91.22.6600.0700	200023
CEP 04794-000			+86.21.2306.0700
+55 (11) 2540.9150

OAKTREE CORPORATE OFFICES

United States	United States	United Kingdom	Hong Kong

333 South Grand Avenue	1301 Avenue of the Americas	Verde	Suite 2001, 20/F
28th Floor	34th Floor	10 Bressenden Place	Champion Tower
Los Angeles, CA 90071	New York, NY 10019	London SW1E 5DH	3 Garden Road
+1.213.830.6300	+1.212.284.1900	+44.20.7201.4600	Central
+852.3655.6800

REGIONAL OFFICES (BROOKFIELD & OAKTREE)

North America	South America	Europe/UAE	Asia Pacific

Bermuda	Bogotà	Amsterdam	Sydney
Brentwood	Lima	Dublin	Beijing
Calgary		Frankfurt	Hong Kong
Chicago		Helsinki	Shanghai
Houston		Luxembourg	Seoul
Los Angeles		Paris	Singapore
Stamford		Madrid	Tokyo
Vancouver		Dubai